UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 15, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

2022 Results Announcement

31 December 2022

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2022 to the corresponding 12 months of 2021 and the three months ended 31 December 2022 to the corresponding three months in 2021 and balance sheet analysis as at 31 December 2022 with comparatives relating to 31 December 2021. The historical financial information used for the purposes of such analysis has been restated. Please refer to Supplementary Information contained herein for further information. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 14 February 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 77 to 83 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

In 2022 Barclays delivered a profit before tax of £7.0bn and return on tangible equity (RoTE) of 10.4%, with total capital distributions equivalent to c.13.4p per share

C. S. Venkatakrishnan, Group Chief Executive, commented
“Barclays performed strongly in 2022. Each business delivered income growth, with Group income up 14%. We achieved our RoTE target of over 10%, maintained a strong Common Equity Tier 1 (CET1) capital ratio of 13.9%, and returned capital to shareholders. We are cautious about global economic conditions, but continue to see growth opportunities across our businesses through 2023.”

Key financial metrics:

	Income	Cost: income ratio	Profit before tax	Attributable profit	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return1
FY22	£25.0bn	67%	£7.0bn	£5.0bn	10.4%	30.8p	295p	13.9%	c.13.4p equivalent
Q422	£5.8bn	69%	£1.3bn	£1.0bn	8.9%	6.5p

Demonstrating execution against our three strategic priorities:

●
Deliver next generation digitised consumer financial services: simplifying and upgrading online banking services - with over 10.5 million Barclays UK mobile banking app users, and log-ins up 8% year-on-year. c.220k ‘Rainy Day Saver’ accounts opened online since launch on 29 September 2022, 41% are new or re-joining Blue Rewards customers. In the US Consumer Bank, the Gap portfolio2 integration onto our platform doubled our US customer base to over 20 million

●
Deliver sustainable growth in the Corporate and Investment Bank (CIB): 114bps of revenue share gain in Global Markets from 2019-20223; second fastest growth rate across the top 10 global peers. Investment in Financing businesses delivered more stable, high returning income of £2.9bn in 2022 reflecting a compound annual growth rate (CAGR) of 16% since 2019

●
Capture opportunities as we transition to a low-carbon economy: new expanded target to facilitate $1 trillion of Sustainable and Transition Financing by the end of 2030. The Group’s Sustainable Impact Capital investment mandate is now £500m by the end of 2027

2022 Performance highlights4:

●	Group attributable profit of £5.0bn and RoTE of 10.4%, with all operating divisions delivering double-digit returns
	–	Excluding the impact of Over-issuance of Securities in the US (Over-issuance of Securities)5, RoTE was 11.6%
●	Group profit before impairment of £8.2bn, up 9% year-on-year
●	Group income of £25.0bn, up 14% year-on-year with broad-based momentum across our operating divisions and the benefit from FX:
–
CIB income increased by 8%; the best full year for both Global Markets and FICC6, and strong performance in Transaction banking, more than offsetting the impact of a reduced fee pool in Investment Banking7

	–	Consumer, Cards and Payments (CC&P) income increased by 35% supported by higher balances in US cards and Private Bank with turnover growth in Payments
	–	Barclays UK income increased by 11% primarily driven by the rising rate environment
●	Group operating expenses were £16.7bn, reflecting £1.6bn of litigation and conduct charges, primarily driven by the Over-issuance of Securities
	–	Group operating expenses excluding litigation and conduct were £15.1bn, up 6% year-on-year, reflecting the impact of FX and inflation
●
Credit impairment charges were £1.2bn, with a loan loss rate (LLR) of 30bps, reflecting macroeconomic deterioration, partially offset by the utilisation of post-model adjustments (PMAs) for macroeconomic uncertainty and the release of COVID-19 related adjustments informed by refreshed scenarios. Coverage ratios at the portfolio level remain strong

●	CET1 ratio of 13.9% and tangible net asset value (TNAV) per share of 295p
●
Capital distributions: total dividend for 2022 of 7.25p per share (2021: 6.0p), including a 5.0p per share 2022 full year dividend. Intend to initiate a share buyback of up to £0.5bn, bringing the total share buybacks announced in relation to 2022 to £1.0bn and total capital return equivalent to c.13.4p per share

1	Includes total dividend for 2022 of 7.25p per share and total share buybacks announced in relation to 2022 of £1.0bn.
2	The Gap portfolio refers to the Gap Inc. US credit card portfolio.
3	Barclays' calculations using Peer reported financials.
4
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

5
Denotes the Over-issuance of Securities under Barclays Bank PLC’s (BBPLC) US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. See page 5 for reconciliation of Barclays' performance excluding the impact of the Over-issuance of Securities.

6	Period covering 2014-2022. Pre 2014 data was not restated following re-segmentation in 2016.
7	Data source: Dealogic for the period covering 1 January to 31 December 2022.

Q422 Performance highlights1:

●	Attributable profit was £1.0bn and RoTE was 8.9% with profit before impairment of £1.8bn, up 29% year-on-year with positive cost: income jaws of 6%
●
Group income was £5.8bn, up 12% year-on-year including the benefit from FX, with strong performances in Barclays UK and CC&P. Within CIB, strong performances in Global Markets and Transaction banking were more than offset by reduced income in Investment Banking and Corporate Lending

●	Group operating expenses were £4.0bn, up 6% year-on-year, reflecting the impact of FX, inflation and investment in the business
●	Credit impairment charges were £0.5bn with an LLR of 49bps. The deteriorating macroeconomic forecast resulted in an increased charge, partially offset by utilising economic uncertainty PMAs

Outlook:

●	Returns: targeting RoTE of greater than 10% in 2023
●
Income: diversified income streams continue to position the Group well for the current economic and market environment including higher interest rates. In 2023, Barclays UK net interest margin (NIM) is expected to be greater than 3.20%2

●	Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group’s medium-term target of below 60%
●	Impairment: expect an LLR of 50-60bps in 2023, based on the current macroeconomic outlook
●	Capital: expect to operate within the CET1 ratio target range of 13-14%
●	Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with buybacks as appropriate

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

2	Assumes the UK bank rate peaks at 4.25% in 2023.

Barclays Group results	Year ended			Three months ended
	31.12.22	Restated1 31.12.21		31.12.22	Restated1 31.12.21
	£m	£m	% Change	£m	£m	% Change
Barclays UK	7,259	6,536	11	1,970	1,699	16
Corporate and Investment Bank	13,368	12,334	8	2,576	2,632	(2)
Consumer, Cards and Payments	4,499	3,331	35	1,286	878	46
Barclays International	17,867	15,665	14	3,862	3,510	10
Head Office	(170)	(261)	35	(31)	(49)	37
Total income	24,956	21,940	14	5,801	5,160	12
Operating costs	(14,957)	(14,092)	(6)	(3,748)	(3,514)	(7)
UK bank levy	(176)	(170)	(4)	(176)	(170)	(4)
Litigation and conduct	(1,597)	(397)		(79)	(92)	14
Total operating expenses	(16,730)	(14,659)	(14)	(4,003)	(3,776)	(6)
Other net income	6	260	(98)	10	13	(23)
Profit before impairment	8,232	7,541	9	1,808	1,397	29
Credit impairment (charges)/releases	(1,220)	653		(498)	31
Profit before tax	7,012	8,194	(14)	1,310	1,428	(8)
Tax (charge)/credit	(1,039)	(1,138)	9	33	(104)
Profit after tax	5,973	7,056	(15)	1,343	1,324	1
Non-controlling interests	(45)	(47)	4	(22)	(27)	19
Other equity instrument holders	(905)	(804)	(13)	(285)	(218)	(31)
Attributable profit	5,023	6,205	(19)	1,036	1,079	(4)

Performance measures
Return on average tangible shareholders' equity	10.4%	13.1%		8.9%	9.0%
Average tangible shareholders' equity (£bn)	48.3	47.3		46.7	48.0
Cost: income ratio	67%	67%		69%	73%
Loan loss rate (bps)	30	(18)		49	(3)
Basic earnings per share	30.8p	36.5p		6.5p	6.4p
Dividend per share	7.25p	6.0p
Share buyback announced (£m)	1,000	1,500
Total payout equivalent per share	c.13.4p	15.0p
Basic weighted average number of shares (m)	16,333	16,985	(4)	15,828	16,985	(7)
Period end number of shares (m)	15,871	16,752	(5)	15,871	16,752	(5)

	As at 31.12.22	As at 30.09.22	Restated As at 31.12.211
Balance sheet and capital management2	£bn	£bn	£bn
Loans and advances at amortised cost	398.8	413.7	361.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.6%
Total assets	1,513.7	1,726.9	1,384.3
Deposits at amortised cost	545.8	574.4	519.4
Tangible net asset value per share	295p	286p	291p
Common equity tier 1 ratio	13.9%	13.8%	15.1%
Common equity tier 1 capital	46.9	48.6	47.3
Risk weighted assets	336.5	350.8	314.1
UK leverage ratio	5.3%	5.0%	5.2%
UK leverage exposure	1,130.0	1,232.1	1,137.9
Average UK leverage ratio	4.8%	4.8%	4.9%
Average UK leverage exposure	1,281.0	1,259.6	1,229.0

Funding and liquidity
Group liquidity pool (£bn)	318	326	291
Liquidity coverage ratio	165%	151%	168%
Net stable funding ratio3	137%
Loan: deposit ratio	73%	72%	70%

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

2	Refer to pages 54 to 62 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.
3	Represents average of the last four spot quarter end positions.

Reconciliation of financial results excluding the impact of the Over-issuance of Securities

	Year ended 31.12.22			Restated1 Year ended 31.12.21
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m	% Change
Barclays UK	7,259	—	7,259	6,536	—	6,536	11
Corporate and Investment Bank	13,368	292	13,076	12,334	—	12,334	6
Consumer, Cards and Payments	4,499	—	4,499	3,331	—	3,331	35
Barclays International	17,867	292	17,575	15,665	—	15,665	12
Head Office	(170)	—	(170)	(261)	—	(261)	35
Total income	24,956	292	24,664	21,940	—	21,940	12
Operating costs	(14,957)	—	(14,957)	(14,092)	—	(14,092)	(6)
UK bank levy	(176)	—	(176)	(170)	—	(170)	(4)
Litigation and conduct	(1,597)	(966)	(631)	(397)	(220)	(177)
Total operating expenses	(16,730)	(966)	(15,764)	(14,659)	(220)	(14,439)	(9)
Other net income	6	—	6	260	—	260	(98)
Profit before impairment	8,232	(674)	8,906	7,541	(220)	7,761	15
Credit impairment (charges)/releases	(1,220)	—	(1,220)	653	—	653
Profit before tax	7,012	(674)	7,686	8,194	(220)	8,414	(9)
Attributable profit	5,023	(552)	5,575	6,205	(170)	6,375	(13)
	£bn		£bn	£bn		£bn
Average tangible shareholders' equity	48.3		48.3	47.3		47.3
Return on average tangible shareholders' equity	10.4%		11.6%	13.1%		13.5%

	Three months ended 31.12.22			Restated1 Three months ended 31.12.21
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m	% Change
Barclays UK	1,970	—	1,970	1,699	—	1,699	16
Corporate and Investment Bank	2,576	—	2,576	2,632	—	2,632	(2)
Consumer, Cards and Payments	1,286	—	1,286	878	—	878	46
Barclays International	3,862	—	3,862	3,510	—	3,510	10
Head Office	(31)	—	(31)	(49)	—	(49)	37
Total income	5,801	—	5,801	5,160	—	5,160	12
Operating costs	(3,748)	—	(3,748)	(3,514)	—	(3,514)	(7)
UK bank levy	(176)	—	(176)	(170)	—	(170)	(4)
Litigation and conduct	(79)	—	(79)	(92)	(46)	(46)	(72)
Total operating expenses	(4,003)	—	(4,003)	(3,776)	(46)	(3,730)	(7)
Other net income	10	—	10	13	—	13	(23)
Profit before impairment	1,808	—	1,808	1,397	(46)	1,443	25
Credit impairment (charges)/releases	(498)	—	(498)	31	—	31
Profit before tax	1,310	—	1,310	1,428	(46)	1,474	(11)
Attributable profit	1,036	—	1,036	1,079	(38)	1,117	(7)
	£bn		£bn	£bn		£bn
Average tangible shareholders' equity	46.7		46.7	48.0		48.0
Return on average tangible shareholders' equity	8.9%		8.9%	9.0%		9.3%

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Group Finance Director’s Review

2022 Group performance1

●	Barclays delivered a profit before tax of £7,012m (2021: £8,194m), RoTE of 10.4% (2021: 13.1%) and earnings per share (EPS) of 30.8p (2021: 36.5p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The 10% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses

●	Group income increased to £24,956m (2021: £21,940m)
–
Excluding the income benefit of £292m relating to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities, total Group income was £24,664m, up 12% year-on-year

●	Group operating expenses increased to £16,730m (2021: £14,659m) mainly due to higher litigation and conduct charges:
	–	Group operating expenses excluding litigation and conduct charges increased 6% to £15,133m, reflecting the impact of inflation and the appreciation of average USD against GBP
	–	Litigation and conduct charges were £1,597m (2021: £397m) including £966m from the Over-issuance of Securities
●
Credit impairment charges were £1,220m (2021: £653m net release). The increase in charges reflect macroeconomic deterioration and a gradual increase in delinquencies, partially offset by the utilisation of macroeconomic uncertainty PMAs and the release of COVID-19 related adjustments informed by refreshed scenarios. Total coverage ratio decreased to 1.4% (December 2021: 1.6%) driven by changes in portfolio mix and write-offs. Coverage levels remain strong

●
The effective tax rate (ETR) was 14.8% (2021: 13.9%). The tax charge included a £346m re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation to reduce the UK banking surcharge rate. Excluding this DTAs downward re-measurement, the ETR was 9.9%, reflecting tax benefits in the current year, primarily arising from tax relief related to government bonds linked to the high prevailing rate of inflation in 2022, as well as beneficial adjustments in respect of prior years

●	Attributable profit was £5,023m (2021: £6,205m)
●
Total assets increased to £1,513.7bn (December 2021: £1,384.3bn) reflecting higher levels of activity as we supported our clients through a period of market volatility, growth in customer lending, and appreciation of USD against GBP

●
TNAV per share increased to 295p (December 2021: 291p) with EPS of 30.8p and currency movements partially offset by net negative reserve movements due to higher interest rates, primarily in the cash flow hedging reserve

Capital distributions

●
Barclays intends to pay a 2022 full year dividend of 5.0p per share, taking the total dividend for 2022 to 7.25p per share (2021: 6.0p). Barclays also intends to initiate a share buyback of up to £0.5bn, bringing the total share buybacks announced in relation to 2022 to £1.0bn and total capital return equivalent to c.13.4p per share

●
Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks

●	Dividends will continue to be paid semi-annually

Group capital and leverage1

●	The reported CET1 ratio decreased by c.120bps to 13.9% (December 2021: 15.1%) as RWAs increased by £22.4bn to £336.5bn and CET1 capital decreased by £0.4bn to £46.9bn
–	c.150bps increase from 2022 attributable profit
–	c.80bps returned to shareholders including the 2.25p half year dividend paid in September 2022, £1.5bn of share buybacks announced with FY21 and H122 results and a FY22 dividend accrual
–	c.80bps reduction due to the impact of regulatory change on 1 January 2022 as CET1 capital decreased £1.7bn and RWAs increased £6.6bn
–	c.70bps reduction from decreases in the fair value of the bond portfolio through other comprehensive income and other capital deductions
–
c.40bps reduction due to pension contributions, including the accelerated cash settlement to the UK Retirement Fund (UKRF) of earlier deficit reduction contributions and deficit reduction payments made in 2022

–	A £14.1bn increase in RWAs as a result of foreign exchange movements was broadly offset by a £2bn increase in the currency translation reserve
●	The UK leverage ratio increased to 5.3% (December 2021: 5.2%) primarily due to a decrease in the leverage exposure of £7.9bn to £1,130.0bn and an increase in Tier 1 Capital of £0.6bn to £60.1bn

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Group funding and liquidity

●
The liquidity pool was £318bn (December 2021: £291bn) and the liquidity coverage ratio (LCR) remained significantly above the 100% regulatory requirement at 165% (December 2021: 168%), equivalent to a surplus of £117bn (December 2021: £116bn). The increase in the liquidity pool over the year was driven by continued deposit growth and an increase in wholesale funding, partly offset by an increase in business funding consumption. An increase in net stress outflows and trapped liquidity within Barclays’ subsidiaries led to a modest reduction in the LCR ratio. The Net Stable Funding Ratio (NSFR) (average of last four quarter ends) was 137%, which represents a £155bn surplus above the 100% regulatory requirement

●
Wholesale funding outstanding, excluding repurchase agreements, was £184.0bn (December 2021: £167.5bn). The Group issued £15.3bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (BPLC) (the Parent company) in 2022. The Group has a strong MREL position with a ratio of 33.5% of RWAs, which is in excess of the 28.9% regulatory requirement excluding a confidential, institution specific Prudential Regulation Authority (PRA) buffer

Other matters

●
Over-issuance of Securities: Barclays recognised a net attributable loss of £0.6bn in 2022 (£nil in Q422, £0.7bn total loss including 2021). This included a monetary penalty of $200m (£165m1) following the resolution of the SEC’s investigation of BPLC and BBPLC relating to the Over-issuance of Securities
As previously disclosed, Barclays has a contingent liability in relation to current and potential private civil claims and other potential enforcement actions relating to the Over-issuance of Securities. For further details see Restatement of financial statements (Note 1a) in the BPLC 2022 Annual Report on page 428.

●
SEC and Commodity and Futures Trading Commission (CFTC) devices investigation: in Q322, the SEC and CFTC announced the final settlement terms relating to their investigations of compliance with record-keeping obligations in connection with business-related communications over unapproved electronic messaging platforms. Under these settlements, BBPLC and Barclays Capital Inc. paid a combined $125m (£103m1) civil monetary penalty to the SEC and a $75m (£62m1) civil monetary penalty to the CFTC

●
Legacy Loan Portfolio: a customer remediation provision of £282m was recognised during 2022, relating to a legacy timeshare loan portfolio brokered by Azure Services Limited and other legacy loan portfolios

●
Financial Conduct Authority (FCA) proceedings: a provision of £50m was recognised in Q322 in relation to the FCA investigation into disclosure-related matters arising out of BPLC's June and November 2008 capital raisings

●	Gap portfolio acquisition: in Q222, Barclays completed the acquisition of a US credit card portfolio of $3.3bn (£2.7bn2) of receivables, in partnership with Gap Inc.
●
Kensington Mortgage Company (KMC) acquisition: in Q222, BPLC announced that Barclays Bank UK PLC had agreed to acquire UK specialist mortgage lender KMC and a portfolio of UK mortgages. Regulatory approval has been obtained and the transaction is now expected to complete in Q123

●	Absa Group Limited (Absa) sale: during 2022 Barclays fully disposed of its shareholding in Absa, raising aggregate gross sale proceeds of ZAR 21.0bn (c.£1.1bn3)
●
UK Corporation Tax: an increase in the UK Corporation Tax rate from 19% to 25% was enacted in 2021 and a reduction in the UK banking surcharge from 8% to 3% was enacted in 2022, both to be effective from 1 April 2023. The future statutory tax rate applied to UK banking profits will therefore be 28% from 1 April 2023

Group targets

Barclays continues to target the following over the medium-term:
●	Returns: RoTE of greater than 10%
●	Cost efficiency: cost: income ratio below 60%
●	Capital adequacy: CET1 ratio in the range of 13-14%

Anna Cross, Group Finance Director

1	Exchange rate GBP/USD 1.22 as at 30 June 2022.
2	Exchange rate GBP/USD 1.22 as at 17 June 2022.
3	On 21 April 2022, ZAR 10.3bn at exchange rate GBP/ZAR 20.04 and on 1 September 2022, ZAR 10.7bn at exchange rate GBP/ZAR 19.93.

Results by Business

Barclays UK	Year ended			Three months ended
	31.12.22	31.12.21		31.12.22	31.12.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	5,893	5,202	13	1,600	1,313	22
Net fee, commission and other income	1,366	1,334	2	370	386	(4)
Total income	7,259	6,536	11	1,970	1,699	16
Operating costs	(4,260)	(4,357)	2	(1,108)	(1,202)	8
UK bank levy	(26)	(36)	28	(26)	(36)	28
Litigation and conduct	(41)	(37)	(11)	(13)	(5)
Total operating expenses	(4,327)	(4,430)	2	(1,147)	(1,243)	8
Other net income/(expenses)	—	—		1	(1)
Profit before impairment	2,932	2,106	39	824	455	81
Credit impairment (charges)/releases	(286)	365		(157)	59
Profit before tax	2,646	2,471	7	667	514	30
Attributable profit	1,877	1,756	7	474	420	13

Performance measures
Return on average allocated tangible equity	18.7%	17.6%		18.7%	16.8%
Average allocated tangible equity (£bn)	10.0	10.0		10.2	10.0
Cost: income ratio	60%	68%		58%	73%
Loan loss rate (bps)	13	(16)		27	(10)
Net interest margin	2.86%	2.52%		3.10%	2.49%

Key facts
UK mortgage balances (£bn)	162.2	158.1
Mortgage gross lending flow (£bn)	30.3	33.9
Average loan to value of mortgage portfolio1	50%	51%
Average loan to value of new mortgage lending1	68%	70%
Number of branches	481	666
Mobile banking active customers	10.5m	9.7m
30 day arrears rate - Barclaycard Consumer UK	0.9%	1.0%

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	205.1	208.8
Total assets	313.2	321.2
Customer deposits at amortised cost	258.0	260.6
Loan: deposit ratio	87%	85%
Risk weighted assets	73.1	72.3
Period end allocated tangible equity	10.1	10.0

1	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Year ended			Three months ended
	31.12.22	31.12.21		31.12.22	31.12.21
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	4,540	3,883	17	1,229	983	25
Barclaycard Consumer UK	1,093	1,250	(13)	269	352	(24)
Business Banking	1,626	1,403	16	472	364	30
Total income	7,259	6,536	11	1,970	1,699	16

Analysis of credit impairment (charges)/releases
Personal Banking	(167)	28		(120)	8
Barclaycard Consumer UK	30	404	(93)	(12)	114
Business Banking	(149)	(67)		(25)	(63)	60
Total credit impairment (charges)/releases	(286)	365		(157)	59

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	169.7	165.4
Barclaycard Consumer UK	9.2	8.7
Business Banking	26.2	34.7
Total loans and advances to customers at amortised cost	205.1	208.8

Analysis of customer deposits at amortised cost
Personal Banking	195.6	196.4
Barclaycard Consumer UK	—	—
Business Banking	62.4	64.2
Total customer deposits at amortised cost	258.0	260.6

Barclays UK delivered a RoTE of 18.7% (2021: 17.6%) as the transformation into a next generation, digitised consumer bank drove strong returns and cost efficiencies, which combined with rising interest rates contributed to a cost: income ratio of 60% (2021: 68%). Barclays UK continues to support customers through affordability pressures.

2022 compared to 2021

Income statement

●	Profit before tax increased to £2,646m (2021: £2,471m), with benefits from the rising rate environment in the UK more than offsetting the non-recurrence of a prior year credit impairment release
●
Total income increased 11% to £7,259m. Net interest income increased 13% to £5,893m with a NIM of 2.86% (2021: 2.52%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 2% to £1,366m

	–	Personal Banking income increased 17% to £4,540m, driven by rising interest rates, partially offset by mortgage margin compression
–
Barclaycard Consumer UK income decreased 13% to £1,093m as higher customer spend volumes were more than offset by lower interest earning lending (IEL) balances following repayments and ongoing prudent risk management

–
Business Banking income increased 16% to £1,626m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue

●	Total operating expenses decreased 2% to £4,327m driven by efficiency savings more than offsetting the impact of inflation
●
Credit impairment charges were £286m (2021: £365m net release). The charges reflect an updated macroeconomic scenario together with a partial return to more normalised levels of customer behaviour. This is partially offset from the release of COVID-19 related adjustments as performance stabilises at or below pre-pandemic levels. As at 31 December 2022, UK cards 30 and 90 day arrears remain at 0.9% (Q421: 1.0%) and 0.2% (Q421: 0.2%) respectively1. The UK cards business is supported by a total coverage ratio of 7.6% (December 2021: 12.8%). The UK cards coverage reflects revised recovery expectations under the ongoing debt sale program and continued resilience in the underlying book. PMAs are in place for the anticipated stress arising from the cost-of-living crisis

Balance sheet

●
Loans and advances to customers at amortised cost decreased 2% to £205.1bn as £4.1bn of mortgage growth was more than offset by a £8.5bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value

●	Customer deposits at amortised cost remained broadly stable at £258.0bn (December 2021: £260.6bn), maintaining a strong loan: deposit ratio of 87% (December 2021: 85%)
●	RWAs remained broadly stable at £73.1bn (December 2021: £72.3bn)

1	As at 31 December 2019, UK cards 30 and 90 day arrears were 1.7% and 0.8% respectively.

Barclays International	Year ended			Three months ended
	31.12.22	Restated1 31.12.21		31.12.22	Restated1 31.12.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,927	3,263	51	1,465	955	53
Net trading income	7,709	5,693	35	1,169	789	48
Net fee, commission and other income	5,231	6,709	(22)	1,228	1,766	(30)
Total income	17,867	15,665	14	3,862	3,510	10
Operating costs	(10,361)	(9,076)	(14)	(2,543)	(2,160)	(18)
UK bank levy	(133)	(134)	1	(133)	(134)	1
Litigation and conduct	(1,503)	(345)		(67)	(84)	20
Total operating expenses	(11,997)	(9,555)	(26)	(2,743)	(2,378)	(15)
Other net income	28	40	(30)	5	3	67
Profit before impairment	5,898	6,150	(4)	1,124	1,135	(1)
Credit impairment (charges)/releases	(933)	288		(328)	(23)
Profit before tax	4,965	6,438	(23)	796	1,112	(28)
Attributable profit	3,844	4,647	(17)	625	818	(24)

Performance measures
Return on average allocated tangible equity	10.2%	14.4%		6.4%	9.9%
Average allocated tangible equity (£bn)	37.6	32.4		38.9	32.9
Cost: income ratio	67%	61%		71%	68%
Loan loss rate (bps)	54	(21)		75	7
Net interest margin	5.02%	4.01%		5.71%	4.14%

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	133.7	106.4
Loans and advances to banks at amortised cost	8.7	8.4
Debt securities at amortised cost	27.2	19.0
Loans and advances at amortised cost	169.6	133.8
Trading portfolio assets	133.8	146.9
Derivative financial instrument assets	301.7	261.5
Financial assets at fair value through the income statement	210.5	188.2
Cash collateral and settlement balances	107.7	88.1
Other assets	258.0	225.6
Total assets	1,181.3	1,044.1
Deposits at amortised cost	287.6	258.8
Derivative financial instrument liabilities	288.9	256.4
Loan: deposit ratio	59%	52%
Risk weighted assets	254.8	230.9
Period end allocated tangible equity	36.8	33.2

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information

Analysis of Barclays International
Corporate and Investment Bank	Year ended			Three months ended
	31.12.22	Restated1 31.12.21		31.12.22	Restated1 31.12.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,949	1,351	44	548	432	27
Net trading income	7,733	5,652	37	1,201	774	55
Net fee, commission and other income	3,686	5,331	(31)	827	1,426	(42)
Total income	13,368	12,334	8	2,576	2,632	(2)
Operating costs	(7,630)	(6,818)	(12)	(1,796)	(1,562)	(15)
UK bank levy	(126)	(128)	2	(126)	(128)	2
Litigation and conduct	(1,189)	(237)		(55)	(59)	7
Total operating expenses	(8,945)	(7,183)	(25)	(1,977)	(1,749)	(13)
Other net income	2	2	—	2	1
Profit before impairment	4,425	5,153	(14)	601	884	(32)
Credit impairment (charges)/releases	(119)	473		(41)	73
Profit before tax	4,306	5,626	(23)	560	957	(41)
Attributable profit	3,364	4,032	(17)	454	695	(35)

Performance measures
Return on average allocated tangible equity	10.2%	14.3%		5.4%	9.7%
Average allocated tangible equity (£bn)	32.8	28.3		33.7	28.7
Cost: income ratio	67%	58%		77%	66%
Loan loss rate (bps)	9	(47)		13	(29)

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	90.5	73.4
Loans and advances to banks at amortised cost	8.1	7.6
Debt securities at amortised cost	27.2	19.0
Loans and advances at amortised cost	125.8	100.0
Trading portfolio assets	133.7	146.7
Derivative financial instrument assets	301.6	261.5
Financial assets at fair value through the income statement	210.5	188.1
Cash collateral and settlement balances	106.9	87.2
Other assets	222.6	195.8
Total assets	1,101.1	979.3
Deposits at amortised cost	205.8	189.4
Derivative financial instrument liabilities	288.9	256.4
Risk weighted assets	215.9	200.7

Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	5,695	3,448	65	976	546	79
Equities	3,149	2,967	6	440	501	(12)
Global Markets	8,844	6,415	38	1,416	1,047	35
Advisory	768	921	(17)	197	287	(31)
Equity capital markets	166	813	(80)	40	158	(75)
Debt capital markets	1,281	1,925	(33)	243	511	(52)
Investment Banking fees	2,215	3,659	(39)	480	956	(50)
Corporate lending	(231)	588		(128)	176
Transaction banking	2,540	1,672	52	808	453	78
Corporate	2,309	2,260	2	680	629	8
Total income	13,368	12,334	8	2,576	2,632	(2)

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information

Analysis of Barclays International
Consumer, Cards and Payments	Year ended			Three months ended
	31.12.22	31.12.21		31.12.22	31.12.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,979	1,912	56	918	522	76
Net fee, commission, trading and other income	1,520	1,419	7	368	356	3
Total income	4,499	3,331	35	1,286	878	46
Operating costs	(2,731)	(2,258)	(21)	(747)	(598)	(25)
UK bank levy	(7)	(6)	(17)	(7)	(6)	(17)
Litigation and conduct	(314)	(108)		(12)	(25)	52
Total operating expenses	(3,052)	(2,372)	(29)	(766)	(629)	(22)
Other net income	26	38	(32)	3	2	50
Profit before impairment	1,473	997	48	523	251
Credit impairment charges	(814)	(185)		(287)	(96)
Profit before tax	659	812	(19)	236	155	52
Attributable profit	480	615	(22)	171	123	39

Performance measures
Return on average allocated tangible equity	10.0%	15.0%		13.0%	11.7%
Average allocated tangible equity (£bn)	4.8	4.1		5.2	4.2
Cost: income ratio	68%	71%		60%	72%
Loan loss rate (bps)	175	51		245	105

Key facts
US cards 30 day arrears rate	2.2%	1.6%
US cards customer FICO score distribution
<660	11%	10%
>660	89%	90%
Total number of payments clients	395k	380k
Value of payments processed (£bn)1	307	277

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	43.2	33.0
Total assets	80.2	64.8
Deposits at amortised cost	81.8	69.4
Risk weighted assets	38.9	30.2

Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	2,913	2,092	39	860	552	56
Private Bank	1,014	781	30	285	200	43
Payments	572	458	25	141	126	12
Total income	4,499	3,331	35	1,286	878	46

1	Includes £296bn (2021: £270bn) of merchant acquiring payments.

Barclays International delivered a RoTE of 10.2% (2021: 14.4%) reflecting the benefits of income diversification and continued investment in sustainable growth, partially offset by the net impact of the Over-issuance of Securities in the CIB. CC&P performance reflected continued income momentum, investment for growth and a provision for customer remediation costs relating to legacy loan portfolios.

2022 compared to 2021

Income statement1

●	Profit before tax decreased 23% to £4,965m with a RoTE of 10.2% (2021: 14.4%), reflecting a RoTE of 10.2% (2021: 14.3%) in CIB and 10.0% (2021: 15.0%) in CC&P
	–	Excluding the impact of the Over-issuance of Securities, CIB RoTE was 12.0%
●
Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The 10% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges, total operating expenses and RWAs

●	Total income increased to £17,867m (2021: £15,665m)
	–	CIB income increased 8% to £13,368m
–
Global Markets income increased 38% to £8,844m representing the best full year for both Global Markets and FICC on a comparable basis2. FICC income increased 65% to £5,695m, mainly in macro, reflecting higher levels of activity as we supported our clients through a period of market volatility. Equities income of £3,149m (2021: £2,967m) included £292m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities

		–	Investment Banking fees decreased 39% to £2,215m due to the reduced fee pool, particularly in Equity and Debt capital markets3
–
Within Corporate, Transaction banking income increased 52% to £2,540m driven by improved margins and growth in deposits, and higher fee income. Corporate lending income reflected fair value losses on leverage finance lending of c.£335m net of mark to market gains on related hedges, of which c.£85m was recognised in Q422, and higher costs of hedging and credit protection

	–	CC&P income increased 35% to £4,499m
		–	International Cards and Consumer Bank income increased 39% to £2,913m reflecting higher cards balances, including the Gap portfolio acquisition, partially offset by higher customer acquisition costs
		–	Private Bank income increased 30% to £1,014m, reflecting client balance growth and improved margins partially offset by the non-recurrence of a property sale gain in the prior year
		–	Payments income increased 25% to £572m driven by turnover growth from the easing of lockdown restrictions
●	Total operating expenses increased 26% to £11,997m
–
CIB total operating expenses increased 25% to £8,945m. Operating expenses excluding litigation and conduct charges increased 12% to £7,756m driven by continued investment in talent and technology, and the impact of inflation. Litigation and conduct charges were £1,189m (2021: £237m) including £966m from the Over-issuance of Securities and £165m relating to the Devices Settlements4

–
CC&P total operating expenses increased 29% to £3,052m. Operating expenses excluding litigation and conduct charges increased 21% to £2,738m, including higher investment spend reflecting an increase in marketing and partnership costs. Litigation and conduct charges were £314m (2021: £108m) mainly driven by customer remediation costs relating to legacy loan portfolios

●	Credit impairment charges were £933m (2021: £288m net release) driven by a deteriorating macroeconomic forecast
	–	CIB credit impairment charges of £119m (2021: £473m net release) were driven by a net increase in modelled impairment and single name charges partially offset by the benefit of credit protection
–
CC&P credit impairment charges increased to £814m (2021: £185m), driven by higher balances in US cards, including the day one impact of acquiring the Gap portfolio, macroeconomic deterioration and a gradual increase in delinquencies, partially offset by the utilisation of economic uncertainty PMAs and the release of COVID-19 related adjustments informed by refreshed macroeconomic scenarios. As at 31 December 2022, US cards 30 and 90 day arrears remain below pre-pandemic levels at 2.2% (Q421: 1.6%) and 1.2% (Q421: 0.8%) respectively5. The US cards business is supported by a total coverage ratio of 8.1% (December 2021: 10.6%)

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

2	Period covering 2014-2016. Pre 2014 data was not restated following re-segmentation in 2016.
3	Data source: Dealogic for the period covering 1 January to 31 December 2022.
4	Refers to the settlements with the SEC and CFTC in connection with their investigations of the use of unauthorised devices for business communications. See Other matters on page 7.
5	As at 31 December 2019, US cards 30 and 90 days arrears were 2.7% and 1.4% respectively.

Balance sheet

●
Loans and advances at amortised cost increased £35.8bn to £169.6bn due to increased lending to customers across CIB and CC&P, inclusive of the Gap portfolio acquisition and appreciation of USD against GBP, and increased investment in debt securities

●	Trading portfolio assets decreased £13.1bn to £133.8bn due to a reduction in equity securities as clients repositioned their demand, partially offset by increased trading activity in debt securities
●	Derivative assets and liabilities increased £40.2bn and £32.5bn respectively to £301.7bn and £288.9bn driven by market volatility and increased activity
●	Financial assets at fair value through the income statement increased £22.3bn to £210.5bn driven by increased reverse repurchase activity
●	Deposits at amortised cost increased £28.8bn to £287.6bn primarily due to growth in Corporate deposits and an increase in short-term money market deposits
●	RWAs increased to £254.8bn (December 2021: £230.9bn) mainly resulting from the impact of the appreciation of USD against GBP, regulatory changes and higher CC&P balances including the Gap portfolio

Head Office	Year ended			Three months ended
	31.12.22	31.12.21		31.12.22	31.12.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	(248)	(392)	37	(324)	(38)
Net fee, commission and other income	78	131	(40)	293	(11)
Total income	(170)	(261)	35	(31)	(49)	37
Operating costs	(336)	(659)	49	(97)	(152)	36
UK bank levy	(17)	—		(17)	—
Litigation and conduct	(53)	(15)		1	(3)
Total operating expenses	(406)	(674)	40	(113)	(155)	27
Other net (expenses)/income	(22)	220		4	11	(64)
Loss before impairment	(598)	(715)	16	(140)	(193)	27
Credit impairment charges	(1)	—		(13)	(5)
Loss before tax	(599)	(715)	16	(153)	(198)	23
Attributable loss	(698)	(198)		(63)	(159)	60

Performance measures1
Average allocated tangible equity (£bn)	0.7	5.0		(2.4)	5.1

Balance sheet information1	£bn	£bn
Total assets	19.2	19.0
Risk weighted assets	8.6	11.0
Period end allocated tangible equity	(0.2)	5.5

2022 compared to 2021

Income statement

●	Loss before tax was £599m (2021: £715m)
●
Total income was an expense of £170m (2021: £261m) primarily reflecting treasury items, funding costs on legacy capital instruments and mark-to-market losses on legacy investments, partially offset by hedge accounting gains. Additionally, there was a £74m loss on sale arising from disposals of Barclays’ equity stake in Absa, and a £72m interest expense that became payable to a US tax authority upon the resolution of historical tax issues. This was partially offset by a gain of £86m from the sale and leaseback of UK data centres and the receipt of £30m of dividends from Absa prior to disposal

●	Total operating expenses reduced to £406m (2021: £674m) reflecting the non-recurrence of the £266m structural cost action charge taken as part of the real estate review in June 2021
●	Other net income was an expense of £22m (2021: £220m income) driven by a fair value loss on investments held by the Business Growth Fund in which Barclays has an associate interest

Balance sheet

●	RWAs reduced to £8.6bn (December 2021: £11.0bn) reflecting the disposals of Barclays' equity stake in Absa in April 2022 and September 2022

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Quarterly Results Summary

Barclays Group
	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,741	3,068	2,422	2,341	2,230	1,940	2,052	1,851
Net fee, commission and other income	3,060	2,883	4,286	4,155	2,930	3,525	3,363	4,049
Total income	5,801	5,951	6,708	6,496	5,160	5,465	5,415	5,900
Operating costs	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)	(3,587)	(3,545)
UK bank levy	(176)	—	—	—	(170)	—	—	—
Litigation and conduct	(79)	339	(1,334)	(523)	(92)	(129)	(143)	(33)
Total operating expenses	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)	(3,730)	(3,578)
Other net income/(expenses)	10	(1)	7	(10)	13	94	21	132
Profit before impairment	1,808	2,350	1,699	2,375	1,397	1,984	1,706	2,454
Credit impairment (charges)/releases	(498)	(381)	(200)	(141)	31	(120)	797	(55)
Profit before tax	1,310	1,969	1,499	2,234	1,428	1,864	2,503	2,399
Tax credit/(charge)	33	(249)	(209)	(614)	(104)	(292)	(246)	(496)
Profit after tax	1,343	1,720	1,290	1,620	1,324	1,572	2,257	1,903
Non-controlling interests	(22)	(2)	(20)	(1)	(27)	(1)	(15)	(4)
Other equity instrument holders	(285)	(206)	(199)	(215)	(218)	(197)	(194)	(195)
Attributable profit	1,036	1,512	1,071	1,404	1,079	1,374	2,048	1,704

Performance measures
Return on average tangible shareholders' equity	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%
Average tangible shareholders' equity (£bn)	46.7	48.6	49.0	48.8	48.0	48.3	46.5	46.5
Cost: income ratio	69%	60%	75%	63%	73%	65%	69%	61%
Loan loss rate (bps)	49	36	20	15	(3)	13	(90)	6
Basic earnings per share	6.5p	9.4p	6.4p	8.4p	6.4p	8.0p	11.9p	9.9p
Basic weighted average number of shares (m)	15,828	16,148	16,684	16,682	16,985	17,062	17,140	17,293
Period end number of shares (m)	15,871	15,888	16,531	16,762	16,752	16,851	16,998	17,223

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	343.3	346.3	337.2	325.8	319.9	313.5	309.2	306.9
Loans and advances to banks at amortised cost	10.0	12.5	12.5	11.4	9.7	10.6	11.0	12.9
Debt securities at amortised cost	45.5	54.8	46.1	34.5	31.8	28.9	28.3	25.9
Loans and advances at amortised cost	398.8	413.7	395.8	371.7	361.5	353.0	348.5	345.8
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.5%	1.6%	1.7%	1.8%	2.2%
Total assets	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5	1,376.3	1,379.7
Deposits at amortised cost	545.8	574.4	568.7	546.5	519.4	510.2	500.9	498.8
Tangible net asset value per share	295p	286p	297p	294p	291p	286p	280p	267p
Common equity tier 1 ratio	13.9%	13.8%	13.6%	13.8%	15.1%	15.3%	15.0%	14.6%
Common equity tier 1 capital	46.9	48.6	46.7	45.3	47.3	47.2	46.2	45.9
Risk weighted assets	336.5	350.8	344.5	328.8	314.1	307.7	307.4	313.4
UK leverage ratio	5.3%	5.0%	5.1%	5.0%	5.2%	5.1%	5.0%	5.0%
UK leverage exposure	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7	1,154.9	1,145.4
Average UK leverage ratio	4.8%	4.8%	4.7%	4.8%	4.9%	4.9%	4.8%	4.9%
Average UK leverage exposure	1,281.0	1,259.6	1,233.5	1,179.4	1,229.0	1,201.1	1,192.7	1,174.9

Funding and liquidity
Group liquidity pool (£bn)	318	326	343	320	291	293	291	290
Liquidity coverage ratio	165%	151%	156%	159%	168%	161%	162%	161%
Net stable funding ratio3	137%
Loan: deposit ratio	73%	72%	70%	68%	70%	69%	70%	69%

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

2	Refer to pages 54 to 62 for further information on how capital, RWAs and leverage are calculated.
3	Represents average of the last four spot quarter end positions.

Quarterly Results by Business

Barclays UK
	Q422	Q322	Q222	Q122	Q421	Q321	Q221	Q121
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,600	1,561	1,393	1,339	1,313	1,303	1,305	1,281
Net fee, commission and other income	370	355	331	310	386	335	318	295
Total income	1,970	1,916	1,724	1,649	1,699	1,638	1,623	1,576
Operating costs	(1,108)	(1,069)	(1,085)	(998)	(1,202)	(1,041)	(1,078)	(1,036)
UK bank levy	(26)	—	—	—	(36)	—	—	—
Litigation and conduct	(13)	(3)	(16)	(9)	(5)	(10)	(19)	(3)
Total operating expenses	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)	(1,097)	(1,039)
Other net income/(expenses)	1	(1)	—	—	(1)	1	—	—
Profit before impairment	824	843	623	642	455	588	526	537
Credit impairment (charges)/releases	(157)	(81)	—	(48)	59	(137)	520	(77)
Profit before tax	667	762	623	594	514	451	1,046	460
Attributable profit	474	549	458	396	420	317	721	298

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.1	205.1	205.9	207.3	208.8	208.6	207.8	205.7
Total assets	313.2	316.8	318.8	317.2	321.2	312.1	311.2	309.1
Customer deposits at amortised cost	258.0	261.0	261.5	260.3	260.6	256.8	255.5	247.5
Loan: deposit ratio	87%	86%	85%	85%	85%	86%	87%	88%
Risk weighted assets	73.1	73.2	72.2	72.7	72.3	73.2	72.2	72.7
Period end allocated tangible equity	10.1	10.1	9.9	10.1	10.0	10.0	9.9	10.0

Performance measures
Return on average allocated tangible equity	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%
Average allocated tangible equity (£bn)	10.2	9.9	10.0	10.1	10.0	10.0	9.9	9.9
Cost: income ratio	58%	56%	64%	61%	73%	64%	68%	66%
Loan loss rate (bps)	27	14	—	9	(10)	24	(93)	14
Net interest margin	3.10%	3.01%	2.71%	2.62%	2.49%	2.49%	2.55%	2.54%

Analysis of Barclays UK	Q422	Q322	Q222	Q122	Q421	Q321	Q221	Q121
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,229	1,212	1,077	1,022	983	990	987	923
Barclaycard Consumer UK	269	283	265	276	352	293	290	315
Business Banking	472	421	382	351	364	355	346	338
Total income	1,970	1,916	1,724	1,649	1,699	1,638	1,623	1,576

Analysis of credit impairment (charges)/releases
Personal Banking	(120)	(26)	(42)	21	8	(30)	72	(22)
Barclaycard Consumer UK	(12)	2	84	(44)	114	(108)	434	(36)
Business Banking	(25)	(57)	(42)	(25)	(63)	1	14	(19)
Total credit impairment (charges)/releases	(157)	(81)	—	(48)	59	(137)	520	(77)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	169.7	168.7	167.1	166.5	165.4	164.6	162.4	160.4
Barclaycard Consumer UK	9.2	9.0	8.8	8.4	8.7	8.6	8.8	8.7
Business Banking	26.2	27.4	30.0	32.4	34.7	35.4	36.6	36.6
Total loans and advances to customers at amortised cost	205.1	205.1	205.9	207.3	208.8	208.6	207.8	205.7

Analysis of customer deposits at amortised cost
Personal Banking	195.6	197.3	197.0	196.6	196.4	193.3	191.0	186.0
Barclaycard Consumer UK	—	—	—	—	—	—	0.1	0.1
Business Banking	62.4	63.7	64.5	63.7	64.2	63.5	64.4	61.4
Total customer deposits at amortised cost	258.0	261.0	261.5	260.3	260.6	256.8	255.5	247.5

Barclays International
	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,465	1,497	1,029	936	955	749	811	748
Net trading income	1,169	1,328	2,766	2,446	789	1,515	1,455	1,934
Net fee, commission and other income	1,228	1,240	1,321	1,442	1,766	1,673	1,553	1,717
Total income	3,862	4,065	5,116	4,824	3,510	3,937	3,819	4,399
Operating costs	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)	(2,168)	(2,438)
UK bank levy	(133)	—	—	—	(134)	—	—	—
Litigation and conduct	(67)	396	(1,319)	(513)	(84)	(100)	(140)	(21)
Total operating expenses	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)	(2,308)	(2,459)
Other net income	5	10	5	8	3	15	13	9
Profit before impairment	1,124	1,695	1,265	1,814	1,135	1,542	1,524	1,949
Credit impairment (charges)/releases	(328)	(295)	(209)	(101)	(23)	18	271	22
Profit before tax	796	1,400	1,056	1,713	1,112	1,560	1,795	1,971
Attributable profit	625	1,136	783	1,300	818	1,191	1,207	1,431

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	133.7	137.0	126.7	113.9	106.4	99.9	96.3	97.1
Loans and advances to banks at amortised cost	8.7	11.0	11.3	10.2	8.4	9.4	9.9	12.0
Debt securities at amortised cost	27.2	36.2	29.3	20.7	19.0	16.6	15.7	14.4
Loans and advances at amortised cost	169.6	184.2	167.3	144.8	133.8	125.9	121.9	123.5
Trading portfolio assets	133.8	126.3	126.9	134.1	146.9	144.8	147.1	131.1
Derivative financial instrument assets	301.7	415.7	343.5	288.8	261.5	257.0	255.4	269.4
Financial assets at fair value through the income statement	210.5	244.7	209.3	203.8	188.2	200.5	190.4	197.5
Cash collateral and settlement balances	107.7	163.3	128.5	132.0	88.1	115.9	108.5	109.7
Other assets	258.0	257.2	275.1	255.5	225.6	231.8	223.5	221.7
Total assets	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9	1,046.8	1,052.9
Deposits at amortised cost	287.6	313.2	307.4	286.1	258.8	253.3	245.4	251.2
Derivative financial instrument liabilities	288.9	394.2	321.2	277.2	256.4	252.3	246.9	260.2
Loan: deposit ratio	59%	59%	54%	51%	52%	50%	50%	49%
Risk weighted assets	254.8	269.3	263.8	245.1	230.9	222.7	223.2	230.0
Period end allocated tangible equity	36.8	38.8	38.0	35.6	33.2	31.8	31.8	32.7

Performance measures
Return on average allocated tangible equity	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%
Average allocated tangible equity (£bn)	38.9	39.1	37.3	35.1	32.9	31.8	32.4	32.3
Cost: income ratio	71%	59%	75%	63%	68%	61%	60%	56%
Loan loss rate (bps)	75	62	49	28	7	(6)	(87)	(7)
Net interest margin	5.71%	5.58%	4.52%	4.15%	4.14%	4.02%	3.96%	3.92%

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Analysis of Barclays International

Corporate and Investment Bank	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	548	606	410	385	432	279	370	270
Net trading income	1,201	1,344	2,738	2,450	774	1,467	1,494	1,917
Net fee, commission and other income	827	871	885	1,103	1,426	1,383	1,115	1,407
Total income	2,576	2,821	4,033	3,938	2,632	3,129	2,979	3,594
Operating costs	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)	(1,623)	(1,886)
UK bank levy	(126)	—	—	—	(128)	—	—	—
Litigation and conduct	(55)	498	(1,314)	(318)	(59)	(99)	(78)	(1)
Total operating expenses	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)	(1,701)	(1,887)
Other net income	2	—	—	—	1	—	—	1
Profit before impairment	601	1,276	849	1,699	884	1,283	1,278	1,708
Credit impairment (charges)/releases	(41)	(46)	(65)	33	73	128	229	43
Profit before tax	560	1,230	784	1,732	957	1,411	1,507	1,751
Attributable profit	454	1,015	579	1,316	695	1,085	989	1,263

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	90.5	93.6	86.5	79.5	73.4	68.3	66.3	68.5
Loans and advances to banks at amortised cost	8.1	10.2	10.0	9.4	7.6	8.9	9.0	11.4
Debt securities at amortised cost	27.2	36.2	29.3	20.7	19.0	16.6	15.7	14.4
Loans and advances at amortised cost	125.8	140.0	125.8	109.6	100.0	93.8	91.0	94.3
Trading portfolio assets	133.7	126.1	126.7	134.0	146.7	144.7	147.0	130.9
Derivative financial instruments assets	301.6	415.5	343.4	288.7	261.5	256.9	255.3	269.4
Financial assets at fair value through the income statement	210.5	244.6	209.2	203.8	188.1	200.4	190.3	197.3
Cash collateral and settlement balances	106.9	162.6	127.7	131.2	87.2	115.1	107.7	108.8
Other assets	222.6	220.6	237.2	222.5	195.8	200.4	192.5	190.8
Total assets	1,101.1	1,309.4	1,170.0	1,089.8	979.3	1,011.3	983.8	991.5
Deposits at amortised cost	205.8	229.5	229.5	214.7	189.4	185.8	178.2	185.2
Derivative financial instrument liabilities	288.9	394.2	321.2	277.1	256.4	252.2	246.8	260.2
Risk weighted assets	215.9	230.6	227.6	213.5	200.7	192.5	194.3	201.3

Performance measures
Return on average allocated tangible equity	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%
Average allocated tangible equity (£bn)	33.7	34.0	32.7	30.8	28.7	27.8	28.4	28.2
Cost: income ratio	77%	55%	79%	57%	66%	59%	57%	53%
Loan loss rate (bps)	13	13	20	(12)	(29)	(54)	(100)	(18)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	976	1,546	1,529	1,644	546	803	895	1,204
Equities	440	246	1,411	1,052	501	757	777	932
Global Markets	1,416	1,792	2,940	2,696	1,047	1,560	1,672	2,136
Advisory	197	150	236	185	287	253	218	163
Equity capital markets	40	42	37	47	158	186	226	243
Debt capital markets	243	341	281	416	511	532	429	453
Investment Banking fees	480	533	554	648	956	971	873	859
Corporate lending	(128)	(181)	(47)	125	176	168	38	206
Transaction banking	808	677	586	469	453	430	396	393
Corporate	680	496	539	594	629	598	434	599
Total income	2,576	2,821	4,033	3,938	2,632	3,129	2,979	3,594

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Analysis of Barclays International

Consumer, Cards and Payments	Q422	Q322	Q222	Q122	Q421	Q321	Q221	Q121
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	918	891	619	551	522	471	441	478
Net fee, commission, trading and other income	368	353	464	335	356	337	399	327
Total income	1,286	1,244	1,083	886	878	808	840	805
Operating costs	(747)	(733)	(667)	(584)	(598)	(563)	(545)	(552)
UK bank levy	(7)	—	—	—	(6)	—	—	—
Litigation and conduct	(12)	(102)	(5)	(195)	(25)	(1)	(62)	(20)
Total operating expenses	(766)	(835)	(672)	(779)	(629)	(564)	(607)	(572)
Other net income	3	10	5	8	2	15	13	8
Profit before impairment	523	419	416	115	251	259	246	241
Credit impairment (charges)/releases	(287)	(249)	(144)	(134)	(96)	(110)	42	(21)
Profit/(loss) before tax	236	170	272	(19)	155	149	288	220
Attributable profit/(loss)	171	121	204	(16)	123	106	218	168

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	43.2	43.4	40.2	34.4	33.0	31.6	30.0	28.6
Total assets	80.2	82.0	80.6	69.2	64.8	64.6	63.0	61.4
Deposits at amortised cost	81.8	83.7	77.9	71.4	69.4	67.5	67.2	66.0
Risk weighted assets	38.9	38.7	36.2	31.6	30.2	30.2	29.0	28.8

Performance measures
Return on average allocated tangible equity	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%
Average allocated tangible equity (£bn)	5.2	5.1	4.6	4.3	4.2	4.0	4.0	4.1
Cost: income ratio	60%	67%	62%	88%	72%	70%	72%	71%
Loan loss rate (bps)	245	211	132	145	105	127	(49)	27

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	860	824	691	538	552	490	517	533
Private Bank	285	270	245	214	200	188	214	179
Payments	141	150	147	134	126	130	109	93
Total income	1,286	1,244	1,083	886	878	808	840	805

Head Office
	Q422	Q322	Q222	Q122	Q421	Q321	Q221	Q121
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(324)	10	—	66	(38)	(112)	(64)	(178)
Net fee, commission and other income	293	(40)	(132)	(43)	(11)	2	37	103
Total income	(31)	(30)	(132)	23	(49)	(110)	(27)	(75)
Operating costs	(97)	(94)	(60)	(85)	(152)	(95)	(341)	(71)
UK bank levy	(17)	—	—	—	—	—	—	—
Litigation and conduct	1	(54)	1	(1)	(3)	(19)	16	(9)
Total operating expenses	(113)	(148)	(59)	(86)	(155)	(114)	(325)	(80)
Other net income/(expenses)	4	(10)	2	(18)	11	78	8	123
Loss before impairment	(140)	(188)	(189)	(81)	(193)	(146)	(344)	(32)
Credit impairment (charges)/releases	(13)	(5)	9	8	(5)	(1)	6	—
Loss before tax	(153)	(193)	(180)	(73)	(198)	(147)	(338)	(32)
Attributable (loss)/profit	(63)	(173)	(170)	(292)	(159)	(134)	120	(25)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	19.2	18.7	19.8	19.9	19.0	18.5	18.3	17.7
Risk weighted assets1	8.6	8.2	8.6	11.0	11.0	11.8	12.0	10.7
Period end allocated tangible equity1	(0.2)	(3.5)	1.1	3.6	5.5	6.3	5.9	3.3

Performance measures1
Average allocated tangible equity (£bn)	(2.4)	(0.4)	1.7	3.6	5.1	6.5	4.2	4.3

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Performance Management

Margins and balances
	Year ended 31.12.22			Year ended 31.12.21
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,893	205,972	2.86	5,202	206,628	2.52
Corporate and Investment Bank1	1,796	56,008	3.21	1,238	47,725	2.59
Consumer, Cards and Payments	2,979	39,193	7.60	1,911	30,805	6.21
Barclays International1	4,775	95,201	5.02	3,149	78,530	4.01
Total Barclays UK and Barclays International	10,668	301,173	3.54	8,351	285,158	2.93
Other2	(96)			(278)
Total Barclays Group	10,572			8,073

1	CIB and Barclays International margins include the lending related investment bank business.
2	Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.

The Group NIM increased 61bps to 3.54%. Barclays UK NIM increased 34bps to 2.86%, reflecting the impact of higher UK interest rates. Barclays International NIM increased 101bps to 5.02%. CIB NIM increased 62bps to 3.21% and CC&P NIM increased 139bps to 7.60%, reflecting the impact of balance growth and higher interest rates.

The Group’s combined product and equity structural hedge notional as at 31 December 2022 was £263bn (31 December 2021: £228bn), with an average duration of approximately 2.5 years (2021: average duration close to 3 years). Gross structural hedge contributions of £2,196m (2021: £1,415m) and net structural hedge contributions of £(1,544)m (2021: £1,187m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.22	£m	£m	%
Barclays UK	1,600	204,941	3.10
Corporate and Investment Bank	556	59,146	3.73
Consumer, Cards and Payments	918	43,319	8.40
Barclays International1	1,474	102,465	5.71
Total Barclays UK and Barclays International	3,074	307,406	3.97

Three months ended 30.09.22
Barclays UK	1,561	205,881	3.01
Corporate and Investment Bank	529	58,891	3.56
Consumer, Cards and Payments	891	42,019	8.41
Barclays International1	1,420	100,910	5.58
Total Barclays UK and Barclays International	2,981	306,791	3.85

Three months ended 30.06.22
Barclays UK	1,393	205,834	2.71
Corporate and Investment Bank	397	55,181	2.88
Consumer, Cards and Payments	619	37,190	6.68
Barclays International1	1,016	92,371	4.41
Total Barclays UK and Barclays International	2,409	298,205	3.24

Three months ended 31.03.22
Barclays UK	1,339	207,607	2.62
Corporate and Investment Bank	316	50,798	2.52
Consumer, Cards and Payments	551	34,040	6.56
Barclays International1	867	84,838	4.15
Total Barclays UK and Barclays International	2,206	292,445	3.06

Three months ended 31.12.21
Barclays UK	1,313	209,064	2.49
Corporate and Investment Bank	326	48,310	2.67
Consumer, Cards and Payments	522	32,934	6.29
Barclays International1	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

1	Barclays International margins include the lending related investment bank business.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of future service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 197 to 245 of the Barclays PLC Annual Report 2022 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended 31.12.22	Year ended 31.12.21
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,241	1,278	3
Deferred bonus	549	667	18
Total incentive awards granted	1,790	1,945	8

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(388)	(457)	15
Add: current year charges for deferred bonuses from previous years	399	280	(43)
Other differences between incentive awards granted and income statement charge	35	(23)	252
Income statement charge for performance costs	1,836	1,745	(5)

Other income statement charges:
Salaries	4,732	4,290	(10)
Social security costs	714	619	(15)
Post-retirement benefits1	563	539	(4)
Other compensation costs	504	431	(17)
Total compensation costs2	8,349	7,624	(10)

Other resourcing costs
Outsourcing	607	357	(70)
Redundancy and restructuring	(7)	296	102
Temporary staff costs	113	109	(4)
Other	190	125	(52)
Total other resourcing costs	903	887	(2)

Total staff costs	9,252	8,511	(9)

Group compensation costs as a % of total income	33.5	34.7
Group staff costs as a % of total income	37.1	38.8

One of the primary considerations for performance costs are Group and business level returns, alongside other financial and non-financial measures, including strategic delivery, risk and conduct, aligning colleague, shareholder and wider stakeholder interests.

1	Post-retirement benefits charge includes £313m (2021: £289m) in respect of defined contribution schemes and £250m (2021: £250m) in respect of defined benefit schemes.
2	£604m (2021: £484m) of Group compensation was capitalised as internally generated software and excluded from the Staff cost disclosed above.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1

	Actual		Expected1, 2
	Year ended	Year ended	Year ended	2024 and
	31.12.21	31.12.22	31.12.23	beyond
	£m	£m	£m	£m
Deferred bonuses from 2019 and earlier bonus pools	141	52	50	—
Deferred bonuses from 2020 bonus pool	139	133	55	10
Deferred bonuses from 2021 bonus pool	210	214	165	102
Deferred bonuses from 2022 bonus pool	—	161	152	177
Income statement charge for deferred bonuses	490	560	422	289

1	The actual amount charged depends upon whether conditions have been met and may vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2023 and beyond.

Charging of deferred bonus profile1

Grant date	Expected payment date(s)2 and percentage of the deferred bonus paid	Year	Income statement charge % profile of 2022 onwards3,4
March 2023		2022	33%
		2023	31%
	March 2024 (33.3%)	2024	21%
	March 2025 (33.3%)	2025	13%
	March 2026 (33.3%)	2026	2%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to a 3, 4, 5 or 7 year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award excluding lapse. The percentages have changed from last year due to introduction of 4 year awards.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on the Group’s principal risks and previously identified material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2022, or online at home.barclays/annualreport.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 31 December 2022. Also included are stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 31 December 2022.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,424	24,837	2,711	187,972	232	718	485	1,435	186,537
Barclays International	33,735	4,399	1,793	39,927	392	1,200	949	2,541	37,386
Head Office	3,644	252	661	4,557	3	24	359	386	4,171
Total Barclays Group retail	197,803	29,488	5,165	232,456	627	1,942	1,793	4,362	228,094
Barclays UK	34,858	2,954	805	38,617	129	109	96	334	38,283
Barclays International	117,692	14,298	1,098	133,088	301	265	312	878	132,210
Head Office	192	—	18	210	—	—	18	18	192
Total Barclays Group wholesale1	152,742	17,252	1,921	171,915	430	374	426	1,230	170,685
Total loans and advances at amortised cost	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779
Off-balance sheet loan commitments and financial guarantee contracts2	372,945	30,694	1,180	404,819	245	315	23	583	404,236
Total3	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175	803,015

	As at 31.12.22				Year ended 31.12.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	2.9	17.9	0.8		169		9
Barclays International	1.2	27.3	52.9	6.4		763		191
Head Office	0.1	9.5	54.3	8.5		—
Total Barclays Group retail	0.3	6.6	34.7	1.9		932		40
Barclays UK	0.4	3.7	11.9	0.9		106		27
Barclays International	0.3	1.9	28.4	0.7		127		10
Head Office	—	—	100	8.6		—
Total Barclays Group wholesale1	0.3	2.2	22.2	0.7		233		14
Total loans and advances at amortised cost	0.3	5.0	31.3	1.4		1,165		29
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.0	1.9	0.1		18
Other financial assets subject to impairment3						37
Total4	0.2	3.4	27.1	0.8		1,220

1
Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £6.6bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.8bn of balances reported as wholesale loans on page 31 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m ECL on £178.4bn Stage 1 assets, £9m on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £144m on £149m Stage 3 other assets.

4	The loan loss rate is 30bps after applying the total impairment charge of £1,220m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale1	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts2	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total3	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		—
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		—		—
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		—
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		—
Head Office	—	—	90.5	3.4		—		—
Total Barclays Group wholesale1	0.3	1.5	28.7	0.8		(75)		—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		—
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment3						(18)
Total	0.2	3.1	29.8	0.9		(653)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLS of £9.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £6.0bn of balances reported as wholesale loans on page 31 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157m Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.12.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	153,672	15,990	1,684	526	18,200	2,414	174,286
Credit cards, unsecured loans and other retail lending	44,175	7,126	397	576	8,099	2,122	54,396
Wholesale loans	152,698	20,194	150	97	20,441	2,550	175,689
Total	350,545	43,310	2,231	1,199	46,740	7,086	404,371

Impairment allowance
Home loans	29	53	11	9	73	414	516
Credit cards, unsecured loans and other retail lending	582	1,483	129	220	1,832	1,278	3,692
Wholesale loans	446	403	6	2	411	527	1,384
Total	1,057	1,939	146	231	2,316	2,219	5,592

Net exposure
Home loans	153,643	15,937	1,673	517	18,127	2,000	173,770
Credit cards, unsecured loans and other retail lending	43,593	5,643	268	356	6,267	844	50,704
Wholesale loans	152,252	19,791	144	95	20,030	2,023	174,305
Total	349,488	41,371	2,085	968	44,424	4,867	398,779

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.7	0.4	17.1	0.3
Credit cards, unsecured loans and other retail lending	1.3	20.8	32.5	38.2	22.6	60.2	6.8
Wholesale loans	0.3	2.0	4.0	2.1	2.0	20.7	0.8
Total	0.3	4.5	6.5	19.3	5.0	31.3	1.4

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost with stage allocation for selected industry sectors within the wholesale loans portfolio. As the nature of macroeconomic uncertainty has evolved from the COVID-19 pandemic towards high inflation, supply chain constraints and consumer demand headwinds, so has the selected population under management focus. The credit risk industry concentration disclosure in the analysis of the concentration of credit risk section represents all the industry categories and the below only covers a subset of that table.

The gross loans and advances to selected sectors has decreased during the year. The increased provision is informed by the current macroeconomic outlook and underlying portfolio performance. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against credit losses. An additional £115m (December 2021: £123m) impairment allowance has been applied to the undrawn exposures not included in the table below.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m
Autos	881	194	31	1,106	6	5	6	17
Consumer manufacture	3,845	1,729	199	5,773	45	41	46	132
Discretionary retail and wholesale	5,143	1,711	249	7,103	41	37	51	129
Hospitality and leisure	3,902	1,316	429	5,647	40	31	70	141
Passenger travel	744	267	51	1,062	9	7	13	29
Real estate	13,042	3,049	499	16,590	91	66	123	280
Steel and aluminium manufacturers	486	85	18	589	7	1	8	16
Total	28,043	8,351	1,476	37,870	239	188	317	744
Total of wholesale exposures (%)	18%	41%	58%	22%	54%	46%	60%	54%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m
Autos	656	295	2	953	3	3	—	6
Consumer manufacture	3,904	1,304	211	5,419	18	22	43	83
Discretionary retail and wholesale	5,413	1,197	230	6,840	47	20	54	121
Hospitality and leisure	4,348	1,613	384	6,345	28	33	44	105
Passenger travel	856	285	143	1,284	30	8	40	78
Real estate	13,620	3,314	518	17,452	65	53	93	211
Steel and aluminium manufacturers	415	75	6	496	2	3	1	6
Total	29,212	8,083	1,494	38,789	193	142	275	610
Total of wholesale exposures (%)	22%	51%	54%	26%	53%	56%	44%	49%

Exposure to UK Commercial Real Estate (CRE) of £9.7bn (2021: £10bn1) remained stable and was predominantly in Stage 1 at 81% (2021: 78%). The loan portfolio was well collateralised, hence a low coverage of 1.1% (ECL: £0.1bn). Exposure at Stage 3 was 2% (2021: 3%) with a coverage ratio of 12% (2021: 18%).

However, UK CRE has been included within selected sector scoping as the broader real estate sector remains under pressure due to pricing and affordability concerns, as well as construction input costs and supply chain issues adding to the uncertainty, in particular across non-investment grade exposures.

The coverage ratio for selected sectors has increased from 1.6% as at 31 December 2021 to 2.0% as at 31 December 2022. Non-default coverage ratio has increased from 0.9% as at 31 December 2021 to 1.2% as at 31 December 2022.

1	From 2022, Barclays has enhanced the process of identifying UK CRE exposures.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays PLC Annual Report 2022. Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	148,058	19	19,500	59	2,122	397	169,680	475
Transfers from Stage 1 to Stage 2	(8,747)	(1)	8,747	1	—	—	—	—
Transfers from Stage 2 to Stage 1	7,489	24	(7,489)	(24)	—	—	—	—
Transfers to Stage 3	(400)	—	(725)	(6)	1,125	6	—	—
Transfers from Stage 3	32	1	229	4	(261)	(5)	—	—
Business activity in the period1	30,028	10	1,142	7	6	—	31,176	17
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(8,846)	(22)	(1,081)	36	(125)	52	(10,052)	66
Final repayments2	(13,942)	(2)	(2,123)	(4)	(426)	(9)	(16,491)	(15)
Disposals	—	—	—	—	—	—	—	—
Write-offs3	—	—	—	—	(27)	(27)	(27)	(27)
As at 31 December 20224	153,672	29	18,200	73	2,414	414	174,286	516

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	37,840	824	5,650	1,701	2,332	1,504	45,822	4,029
Transfers from Stage 1 to Stage 2	(3,474)	(80)	3,474	80	—	—	—	—
Transfers from Stage 2 to Stage 1	1,941	489	(1,941)	(489)	—	—	—	—
Transfers to Stage 3	(649)	(20)	(707)	(307)	1,356	327	—	—
Transfers from Stage 3	87	33	25	13	(112)	(46)	—	—
Business activity in the period1	11,339	177	769	186	157	126	12,265	489
Refinements to models used for calculation5	—	86	—	(45)	—	96	—	137
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,246	(887)	1,199	736	179	787	2,624	636
Final repayments2	(3,996)	(36)	(341)	(32)	(228)	(60)	(4,565)	(128)
Disposals6	(159)	(4)	(29)	(11)	(275)	(169)	(463)	(184)
Write-offs3	—	—	—	—	(1,287)	(1,287)	(1,287)	(1,287)
As at 31 December 20224	44,175	582	8,099	1,832	2,122	1,278	54,396	3,692

1
Business activity in the period does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'. Business activity reported within Credit cards, unsecured loans and other retail lending portfolio includes Gap portfolio acquisition in US cards of £2.7bn.

2
Final repayments include repayment from the facility closed during the year whereas partial repayments from existing facility are reported under 'Net drawdowns, repayments, net remeasurement and movements due to exposure and risk parameter changes'.

3
In 2022, gross write-offs amounted to £1,620m (2021: £1,836m). In Q422, £329m of balances with de minimis recovery expectations were written-off in line with policy in UK Cards and Unsecured Loans. Post write-off recoveries amounted to £64m (2021: £66m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,556m (2021: £1,770m).

4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn (December 21: £155.2bn) and an impairment allowance of £163m (December 21: £114m). This comprises £10m ECL (December 21: £6m) on £178.4bn Stage 1 assets (December 21: £154.9bn), £9m (December 21: £1m) on £1.5bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 21: £157m) and £144m (December 21: £107m) on £149m Stage 3 other assets (December 21: £110m).

5
Refinements to models used for calculation reported within Credit cards, unsecured loans and other retail lending portfolio include a £0.3bn movement in US Cards and £(0.2)bn movement in UK Cards. These reflect model enhancements made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

6
The £0.5bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio includes £0.2bn sale of NFL portfolio within US Cards and £0.3bn of debt sales undertaken during the year.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	132,967	363	15,943	255	2,781	620	151,691	1,238
Transfers from Stage 1 to Stage 2	(9,488)	(67)	9,488	67	—	—	—	—
Transfers from Stage 2 to Stage 1	5,258	55	(5,258)	(55)	—	—	—	—
Transfers to Stage 3	(1,480)	(6)	(684)	(11)	2,164	17	—	—
Transfers from Stage 3	204	21	339	28	(543)	(49)	—	—
Business activity in the period1	40,490	83	4,104	86	239	30	44,833	199
Refinements to models used for calculation2	—	(64)	—	(66)	—	(374)	—	(504)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes3	12,799	103	352	154	(1,504)	693	11,647	950
Final repayments4	(26,540)	(42)	(3,812)	(47)	(232)	(57)	(30,584)	(146)
Disposals5	(1,512)	—	(31)	—	(49)	(47)	(1,592)	(47)
Write-offs6	—	—	—	—	(306)	(306)	(306)	(306)
As at 31 December 20227	152,698	446	20,441	411	2,550	527	175,689	1,384

Reconciliation of ECL movement to impairment charge/(release) for the period
					Stage 1	Stage 2	Stage 3	Total
					£m	£m	£m	£m
Home loans					10	14	44	68
Credit cards, unsecured loans and other retail lending					(238)	142	1,230	1,134
Wholesale loans					83	156	260	499
ECL movement excluding assets derecognised due to disposals and write-offs					(145)	312	1,534	1,701
ECL movement on loan commitments and other financial guarantees					28	13	—	41
ECL movement on other financial assets7					4	8	37	49
Recoveries and reimbursements8					(122)	(63)	(78)	(263)
Total exchange and other adjustments9								(308)
Total income statement charge for the period								1,220

1
Business activity in the period does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'.

2
Refinements to models used for calculation reported within Wholesale loans include a £(0.5)bn movement in Business Banking. This relates to an update in the underlying ECL model that now fully recognises the 100% government guarantee against Barclays Bounce Back Loans exposure.

3
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Wholesale loans also include assets of £1.3bn de-recognised due to payment received on defaulted loans from government guarantees issued under government’s Bounce Back Loans Scheme.

4
Final repayments include repayment from the facilities closed during the year whereas partial repayments from existing facility are reported under 'Net drawdowns, repayments, net remeasurement and movements due to exposure and risk parameter changes'.

5	The £1.6bn disposals reported within Wholesale loans includes sale of debt securities as part of Group Treasury Operations.
6
In 2022, gross write-offs amounted to £1,620m (2021: £1,836m). In Q422, £329m of balances with de minimis recovery expectations were written-off in line with policy in UK Cards and Unsecured Loans. Post write-off recoveries amounted to £64m (2021: £66m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,556m (2021: £1,770m).

7
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn (December 21: £155.2bn) and impairment allowance of £163m (December 21: £114m). This comprises £10m ECL (December 21: £6m) on £178.4bn stage 1 assets (December 21: £154.9bn), £9m (December 21: £1m) on £1.5bn stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 21: £157m) and £144m (December 21: £107m) on £149m stage 3 other assets (December 21: £110m).

8
Recoveries and reimbursements includes £199m (2021 loss: £306m) for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain loan assets with third parties and cash recoveries of previously written off amounts of £64m (FY21: £66m).

9	Exchange and other adjustments includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	10,833	—	532	—	3	—	11,368	—
Net transfers between stages	8	—	(17)	—	9	—	—	—
Business activity in the period	8,034	—	—	—	—	—	8,034	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,793)	—	(21)	—	(6)	—	(6,820)	—
Limit management and final repayments	(368)	—	(44)	—	—	—	(412)	—
As at 31 December 2022	11,714	—	450	—	6	—	12,170	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	122,819	50	5,718	61	218	20	128,755	131
Net transfers between stages	(3,390)	47	3,050	(42)	340	(5)	—	—
Business activity in the period	38,204	25	451	27	14	2	38,669	54
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	9,633	(54)	(1,949)	67	(151)	5	7,533	18
Limit management and final repayments	(8,212)	(7)	(503)	(23)	(89)	(2)	(8,804)	(32)
As at 31 December 2022	159,054	61	6,767	90	332	20	166,153	171

Wholesale loans
As at 1 January 2022	178,490	167	28,565	241	1,077	3	208,132	411
Net transfers between stages	5,826	60	(5,759)	(64)	(67)	4	—	—
Business activity in the period	43,683	28	4,233	54	15	—	47,931	82
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	28,353	(42)	5,953	59	138	(2)	34,444	15
Limit management and final repayments	(54,175)	(29)	(9,515)	(65)	(321)	(2)	(64,011)	(96)
As at 31 December 2022	202,177	184	23,477	225	842	3	226,496	412

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Management adjustments are captured through “Economic uncertainty” and “Other” adjustments presented by product below:

Management adjustments to models for impairment allowance presented by product1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments	Management adjustments	Total impairment allowance3	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 31 December 2022	£m	£m	£m	£m	£m	%
Home loans	427	4	85	89	516	17.2
Credit cards, unsecured loans and other retail lending	3,543	118	202	320	3,863	8.3
Wholesale loans	1,680	195	(79)	116	1,796	6.5
Total	5,650	317	208	525	6,175	8.5

As at 31 December 2021	£m	£m	£m	£m	£m	%
Home loans	372	72	31	103	475	21.7
Credit cards, unsecured loans and other retail lending	2,798	1,217	145	1,362	4,160	32.7
Wholesale loans	1,628	403	(382)	21	1,649	1.3
Total	4,798	1,692	(206)	1,486	6,284	23.6

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022	£m	£m	£m	£m
Home loans	1	3	—	4
Credit cards, unsecured loans and other retail lending	24	93	1	118
Wholesale loans	181	14	—	195
Total	206	110	1	317

As at 31 December 2021	£m	£m	£m	£m
Home loans	5	35	32	72
Credit cards, unsecured loans and other retail lending	403	803	11	1,217
Wholesale loans	333	70	—	403
Total	741	908	43	1,692

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2	Includes £4.8bn (December 2021: £4.2bn) of modelled ECL, £0.4bn (December 2021: £0.5bn) of individually assessed impairments and £0.5bn (December 2021: £0.1bn) ECL from non-modelled exposures.
3	Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments

Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. Additionally, models are trying to interpret significant rates of change in macroeconomic variables and applying these to stable probability of default (PD) levels. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables and rising costs with modelled impairment provisions impacted by uncertainty.

This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

In 2022, previously established economic uncertainty adjustments have been partially released, informed by some normalisation of customer behaviour, refreshed scenarios and a rebuild of certain models to better capture the macroeconomic outlook.

The balance as at 31 December 2022 is £317m (December 2021: £1,692m) and includes:
Customer and client uncertainty provisions of £423m (December 2021: £1,508m) includes:
●
Credit cards, unsecured loans and other retail lending includes an adjustment of £118m (December 2021: £1,203m) which has been applied to customers and clients considered most vulnerable to affordability pressures. This adjustment is predominantly held in Stage 2 in line with customer risk profiles.

The reduction is informed by the release of COVID-19 related adjustments as credit performance stabilises at or below pre-pandemic levels which is reflected in the models, and a rebuild of certain models to better capture the macroeconomic outlook.

●
Wholesale loans: £301m (FY21: £305m) includes an adjustment of £205m for exposures considered most at risk from inflationary concerns, supply chain constraints and consumer demand headwinds. The adjustment involves applying Stage 2 coverage rates to Stage 1 exposures assessed as most vulnerable. Sectors in scope are presented in the selected sectors disclosure on page 32. The remaining adjustment includes £92m to reflect possible cross default risk on Barclays' lending in respect of clients who have taken bounce back loans.

Model uncertainty provisions of £(106)m (December 2021: £184m) includes:
●
Wholesale loans: £(106)m (December 2021: £98m) includes an adjustment to correct for the deterioration in wholesale PDs impacted by model over-sensitivity to certain macroeconomic variables. In 2021, this adjustment was held at £98m driven by an unintuitive model output from certain Q421 macroeconomic variables.

●
Management adjustments of £72m within home loans in 2021 primarily comprised of a now retired adjustment, reflecting the non-linearity of the UK mortgages portfolio in order to generate a more appropriate level of predicted results.

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Other adjustments of £208m (December 2021: £(206)m) includes:
●
Home loans: £85m (December 2021: £31m) primarily includes adjustments for model performance informed by model monitoring and an adjustment for the adoption of the new definition of default under the Capital Requirements Regulation.

●
Credit cards, unsecured loans and other retail lending: £202m (December 2021: £145m) primarily includes an adjustment for adoption of the new definition of default under the Capital Requirements Regulation and an adjustment to the qualitative measures used in identification of high-risk account management (HRAM) accounts for US cards, partially offset by a recalibration of Loss Given Default (LGD) to reflect revised recovery expectations.

The £145m adjustments held in December 2021 primarily included adjustments for model performance informed by model monitoring, partially offset by an adjustment for reclassification of loans and advances from Stage 2 to Stage 1 in credit cards. The reclassification followed a review of back-testing results which indicated that accuracy of origination probability of default characteristics require management adjustment. These adjustments are no longer required due to model enhancements made during the year.

●
Wholesale loans: £(79)m (December 2021: £(382)m): includes adjustments for model performance informed by model monitoring.

Management adjustments of £(382)m within wholesale loans in 2021 consisted of an adjustment of £(380)m applied on bounce back loans to reverse out the modelled charge which did not consider the government guarantee. This adjustment is no longer needed due to model enhancements made during the year.

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q422 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, further deterioration in major economies, as inflation pressures continue to squeeze household income, along with significant monetary policy tightening contribute to lower growth prospects. UK GDP is expected to continue falling into 2023 and the US economy dips into mild recession in 2023. Slight increases in the UK and US unemployment rates are expected, peaking at 4.9% in Q423 and 4.7% in Q124 respectively. Central banks continue raising interest rates, peaking during 2023, and consumer price inflation eases over 2023.

In the Downside 2 scenario, inflation continues to accelerate amid increasing gas and oil prices and persistent supply-chain pressures as a result of the Russia-Ukraine conflict. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8% and the US federal funds rate peaking at 7%. Unemployment peaks at 8.5% in the UK and 8.6% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside 2 scenario, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increase in the Downside weightings and the decrease in the Upside weightings reflected the deteriorating economic outlook which moved the Baseline UK/US GDP paths closer to the Downside scenarios. For further details see page 41.

The economic uncertainty adjustments of £0.3bn (2021: £1.7bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.4bn (2021: £1.5bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £(0.1)bn (2021: £0.2bn). For further details see page 36.

The tables below show the key macroeconomic variables used in the five scenarios (5 year annual paths), the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	(0.8)	0.9	1.8	1.9
UK unemployment2	3.7	4.5	4.4	4.1	4.2
UK HPI3	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP1	1.8	0.5	1.2	1.5	1.5
US unemployment4	3.7	4.3	4.7	4.7	4.7
US HPI5	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	4.9	2.3	1.9	1.7
UK unemployment2	4.8	4.7	4.5	4.3	4.2
UK HPI3	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP1	5.5	3.9	2.6	2.4	2.4
US unemployment4	5.5	4.2	3.6	3.6	3.6
US HPI5	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment2	3.7	6.0	8.4	8.0	7.4
UK HPI3	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP1	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment4	3.7	6.0	8.5	8.1	7.1
US HPI5	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	0.2	(4.0)	2.8	4.3
UK unemployment2	4.8	7.2	9.0	7.6	6.3
UK HPI3	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP1	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment4	5.5	6.4	9.1	8.1	6.4
US HPI5	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment2	3.7	5.2	6.4	6.0	5.8
UK HPI3	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP1	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment4	3.7	5.1	6.6	6.4	5.9
US HPI5	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	2.8	(0.7)	2.3	2.9
UK unemployment2	4.8	6.2	6.8	6.0	5.3
UK HPI3	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP1	5.5	1.6	(0.4)	2.4	2.7
US unemployment4	5.5	5.4	6.6	6.1	5.2
US HPI5	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	2.8	3.7	2.9	2.4
UK unemployment2	3.7	3.5	3.4	3.4	3.4
UK HPI3	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP1	1.8	3.3	3.5	2.8	2.8
US unemployment4	3.7	3.3	3.3	3.3	3.3
US HPI5	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	7.2	4.0	2.7	2.1
UK unemployment2	4.8	4.5	4.1	4.0	4.0
UK HPI3	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP1	5.5	5.3	4.1	3.5	3.4
US unemployment4	5.5	3.9	3.4	3.3	3.3
US HPI5	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	1.0	2.3	2.4	2.1
UK unemployment2	3.7	4.0	3.9	3.8	3.8
UK HPI3	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP1	1.8	1.9	2.3	2.2	2.2
US unemployment4	3.7	3.8	4.0	4.0	4.0
US HPI5	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	6.0	3.1	2.3	1.9
UK unemployment2	4.8	4.6	4.3	4.2	4.1
UK HPI3	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP1	5.5	4.6	3.4	2.9	2.9
US unemployment4	5.5	4.0	3.5	3.5	3.5
US HPI5	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
As at 31.12.21
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

1	For further details on changes to scenario weights please see page 38.

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point, in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.22%		%	%	%	%
UK GDP2	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment3	3.4	3.6	4.2	6.6	8.5
UK HPI4	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate	0.5	0.5	3.5	6.3	8.0
US GDP2	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment3	3.3	3.6	4.4	6.7	8.6
US HPI4	35.0	27.5	3.8	3.7	0.2
US federal funds rate	0.1	0.1	3.3	6.0	7.0
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.21%		%	%	%	%
UK GDP2	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment3	4.0	4.1	4.5	7.0	9.2
UK HPI4	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate	0.1	0.1	0.7	2.8	4.0
US GDP2	22.8	19.6	3.4	1.5	(1.3)
US unemployment3	3.3	3.5	4.1	6.8	9.5
US HPI4	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate	0.1	0.1	0.8	2.3	3.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q122 (2021: Q121).

2
Maximum growth relative to Q421 (2021: Q420), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q421 (2021: Q420), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q421 (2021: Q420), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q421 (2021: Q420), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.22%		%	%	%	%
UK GDP2	3.0	2.2	1.4	0.7	—
UK unemployment3	3.5	3.8	4.2	5.4	6.7
UK HPI4	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate	2.5	2.9	3.5	4.7	5.8
US GDP2	2.9	2.1	1.3	0.7	—
US unemployment3	3.4	3.9	4.4	5.5	6.7
US HPI4	6.2	5.0	3.8	2.5	1.2
US federal funds rate	2.8	3.1	3.3	4.3	5.2
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.21%		%	%	%	%
UK GDP2	4.4	3.9	3.4	2.7	1.8
UK unemployment3	4.3	4.4	4.5	5.8	7.0
UK HPI4	6.3	4.4	2.4	0.3	(2.0)
UK bank rate	0.3	0.5	0.7	1.7	2.3
US GDP2	4.4	3.9	3.4	2.4	1.3
US unemployment3	3.9	4.0	4.1	5.7	7.1
US HPI4	8.9	7.7	6.2	3.6	1.4
US federal funds rate	0.5	0.6	0.8	1.5	2.1

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2021 (2021: 2020).
3	5-year average. Period based on 20 quarters from Q122 (2021: Q121).
4	5-year quarter end CAGR, starting Q421 (2021: Q420).

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios
As at 31 December 2022	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	144,701	147,754	146,873	145,322	142,599	138,619
Credit cards, unsecured loans and other retail lending2, 3	81,329	81,772	81,457	81,171	80,921	80,529
Wholesale loans	186,838	194,970	192,218	188,746	181,247	167,848
Stage 1 Model ECL (£m)
Home loans	7	3	3	4	9	30
Credit cards, unsecured loans and other retail lending	592	562	579	594	604	610
Wholesale loans	325	245	274	308	382	431
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.7	0.7	0.7	0.7	0.8
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.3
Stage 2 Model Exposure (£m)
Home loans	18,723	15,670	16,551	18,102	20,825	24,805
Credit cards, unsecured loans and other retail lending2, 3	9,414	8,131	8,817	9,535	10,377	11,456
Wholesale loans	25,634	17,503	20,255	23,726	31,226	44,624
Stage 2 Model ECL (£m)
Home loans	33	15	18	23	45	151
Credit cards, unsecured loans and other retail lending	1,786	1,487	1,629	1,785	2,004	2,274
Wholesale loans	603	392	463	562	809	1,288
Stage 2 Coverage (%)
Home loans	0.2	0.1	0.1	0.1	0.2	0.6
Credit cards, unsecured loans and other retail lending	19.0	18.3	18.5	18.7	19.3	19.8
Wholesale loans	2.4	2.2	2.3	2.4	2.6	2.9
Stage 3 Model Exposure (£m)4
Home loans	1,553	1,553	1,553	1,553	1,553	1,553
Credit cards, unsecured loans and other retail lending	1,606	1,606	1,606	1,606	1,606	1,606
Wholesale loans	2,855	2,855	2,855	2,855	2,855	2,855
Stage 3 Model ECL (£m)
Home loans	332	311	317	323	347	405
Credit cards, unsecured loans and other retail lending	1,033	1,011	1,023	1,034	1,048	1,059
Wholesale loans5	49	45	47	49	57	64
Stage 3 Coverage (%)
Home loans	21.4	20.0	20.4	20.8	22.3	26.1
Credit cards, unsecured loans and other retail lending	64.3	63.0	63.7	64.4	65.3	65.9
Wholesale loans5	1.7	1.6	1.6	1.7	2.0	2.2
Total Model ECL (£m)
Home loans	372	329	338	350	401	586
Credit cards, unsecured loans and other retail lending	3,411	3,060	3,231	3,413	3,656	3,943
Wholesale loans5	977	682	784	919	1,248	1,783
Total Model ECL	4,760	4,071	4,353	4,682	5,305	6,312

Reconciliation to total ECL	£m
Total weighted model ECL	4,760
ECL from individually assessed impairments5	434
ECL from non-modelled exposures and others	456
ECL from post model management adjustments	525
Of which: ECL from economic uncertainty adjustments	317
Total ECL	6,175

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	For Credit cards, unsecured loans and other retail lending, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
3	For Credit cards, unsecured loans and other retail lending, the dispersion of results around Baseline has narrowed following model enhancements made during the year.
4
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2022 and not on macroeconomic scenario.

5
Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £434m is reported as an individually assessed impairment in the reconciliation table.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 1.7%.

Home loans: Total weighted ECL of £372m represents a 6.3% increase over the Baseline ECL (£350m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £586m driven by a significant fall in UK HPI to (18.3)% in 2023 reflecting the non-linearity of the UK portfolio.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,411m is aligned to the Baseline ECL (£3,413m). The impact of the deteriorated Baseline scenario relative to the severity of the downside scenarios is greater than the impact of the higher weights applied to the Downside scenarios when compared to 2021. This results in a convergence between Baseline and Weighted ECL in 2022. Total ECL increases to £3,943m under the Downside 2 scenario, driven by the significant increase in UK unemployment rate to 6.0% and US unemployment rate to 6.0% in 2023.

Wholesale loans: Total weighted ECL of £977m represents an 6.3% increase over the Baseline ECL (£919m). Total ECL increases to £1,783m under Downside 2 scenario, driven by a significant decrease in UK GDP to (3.4)% and US GDP to (2.7)% in 2023.

	Scenarios
As at 31 December 2021	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending2, 3	56,783	54,758	55,771	56,821	57,698	55,315
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.6	0.5	0.5	0.5	0.6	0.8
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending2, 3	7,500	6,447	6,757	7,084	10,689	18,452
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	14.9	14.3	14.6	14.9	14.0	17.9
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model Exposure (£m)4
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans5	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans5	17.8	17.7	17.8	17.8	18.0	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans5	1,185	992	1,051	1,137	1,504	2,192
Total Model ECL	4,200	3,723	3,864	4,043	4,976	7,609

Reconciliation to total ECL	£m
Total model ECL	4,200
ECL from individually assessed impairments5	524
ECL from non-modelled exposures and others	74
ECL from post model management adjustments6	1,486
Of which: ECL from economic uncertainty adjustments	1,692
Total ECL	6,284

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	For Credit cards, unsecured loans and other retail lending, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
3
In 2021, Loans & Advances at amortised cost were used as model exposure for the International Consumer Bank within this disclosure. The process was revised in 2022 to incorporate Exposure at Default (EAD) with no impact to ECL. This has been represented in prior year comparatives.

4
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2021 and not on macroeconomic scenario.

5
Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as an individually assessed impairment in the reconciliation table.

6	Post Model Adjustments include negative adjustments reflecting operational post model adjustments.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 93% (December 2021: 93%) of the Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 31.12.22	As at 31.12.21
Gross loans and advances (£m)	162,380	158,192
90 day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.5	0.6
Recovery book impairment coverage ratio (%)	5.2	4.2

Average marked to market LTV
Balance weighted %	50.4	50.7
Valuation weighted %	37.3	37.5

New lending	Year ended 31.12.22	Year ended 31.12.21
New home loan bookings (£m)	30,307	33,945
New home loan proportion > 90% LTV (%)	2.8	1.9
Average LTV on new home loans: balance weighted (%)	68.1	69.5
Average LTV on new home loans: valuation weighted (%)	59.6	61.9

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.22
<=75%	78.8	10.5	0.8	90.1	10.2	30.8	33.2	74.2	—	0.2	2.9	0.1
>75% and <=90%	8.8	0.5	—	9.3	3.9	9.7	5.2	18.8	—	1.4	30.8	0.1
>90% and <=100%	0.6	—	—	0.6	0.3	0.3	2.4	3.0	—	1.5	85.0	0.4
>100%	—	—	—	—	0.1	0.6	3.3	4.0	0.4	21.4	64.9	13.1
As at 31.12.21
<=75%	77.2	11.3	0.7	89.2	8.3	17.7	31.9	57.9	—	0.1	2.4	—
>75% and <=90%	9.3	0.6	—	9.9	4.8	10.7	11.7	27.2	—	1.0	22.6	0.1
>90% and <=100%	0.9	—	—	0.9	0.9	1.0	2.9	4.8	0.1	1.9	87.5	0.3
>100%	—	—	—	—	0.2	1.0	8.9	10.1	0.4	6.4	100.0	14.1

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2022.

New lending in 2022 was £30.3bn, a reduction of 11% on 2021. This was mainly driven by economic conditions that resulted in general mortgage market suppression, including higher mortgage payments as rates continued to rise and increased cost of living factors in line with inflation.

Head Office: Italian home loans and advances at amortised cost reduced to £4.5bn (2021: £4.7bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 58.8% (2021: 60.4%). 90 day arrears decreased to 1.2% (2021: 1.3%), gross charge-off rates increased to 0.6% (2021: 0.3%) due to a combination of affordability stress related to rising inflation and interest rates, and the particularly low rate observed in 2021 due to the COVID portfolio improvements.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 85% (December 2021: 82%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.22	£m	%	%	%	%
Barclays UK
UK cards	9,939	0.9	0.2	3.7	3.6
UK personal loans	4,023	1.4	0.6	4.1	3.8
Barclays Partner Finance	2,612	0.5	0.2	0.7	0.7
Barclays International
US cards	25,554	2.2	1.2	2.4	2.3
Germany consumer lending	4,269	1.7	0.7	0.7	0.6

As at 31.12.21
Barclays UK
UK cards	9,933	1.0	0.2	4.1	4.0
UK personal loans	4,011	1.5	0.7	3.5	3.2
Barclays Partner Finance	2,471	0.4	0.2	1.4	1.4
Barclays International
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8

UK cards: 30 day arrears rate reduced marginally to 0.9% (Q421: 1.0%) and 90 day arrears rate remained stable at 0.2% (Q421: 0.2%), whilst total exposure was stable at £9.9bn. Both the gross and net write off rates decreased by 0.4% due to reduced debt sales and monthly delinquency flows.

UK personal loans: 30 and 90 day arrears rates have reduced marginally to 1.4% (Q421: 1.5%) and 0.6% (Q421: 0.7%) respectively, whilst total exposure was stable at £4.0bn. Both the annualised gross and net write off rates increased by 0.6% due to increased regular debt sales.

Barclays Partner Finance: 30 day arrears rate increased slightly to 0.5% (Q421: 0.4%) and 90 day arrears rate remained stable at 0.2% (Q421: 0.2%), reflecting marginally higher entry rates with stable flows through the delinquency cycles. Total exposure grew by £0.1bn to £2.6bn (December 2021: £2.5bn) as a result of increased sales. Both the annualised gross and net write off rates decreased by 0.7% as a result of the reducing delinquent stock and subsequent flow into recoveries.

US cards: Balances increased due to the acquisition of the Gap portfolio in June 2022, movement in the USD/GBP exchange rate and core portfolio growth. 30 and 90 day arrears rates increased to 2.2% (Q421: 1.6%) and 1.2% (Q421: 0.8%) due to the partial normalisation of customer behaviour and the acquisition of the Gap portfolio, though rates remain below pre-pandemic levels. Write-off rates decreased reflecting portfolio growth and the impact of lower charge offs in 2021 due to the benefit of government support schemes.

Germany consumer lending: 30 day arrears rate increased to 1.7% (Q421: 1.5%) due to increased macroeconomic uncertainty in Europe, though the rate was consistent with pre-pandemic levels.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Year ended 31.12.22			Year ended 31.12.21
	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	25	71	8	14	30	7
Interest rate risk	13	23	4	7	15	4
Equity risk	10	29	4	9	29	4
Basis risk	12	24	4	6	10	3
Spread risk	7	11	3	4	6	3
Foreign exchange risk	8	25	2	4	16	1
Commodity risk	—	1	—	—	1	—
Inflation risk	6	17	3	3	5	2
Diversification effect1	(45)	n/a	n/a	(28)	n/a	n/a
Total management VaR	36	73	13	19	36	6

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR increased 89% to £36m (2021: £19m) driven by higher market volatility. The Russia-Ukraine conflict and elevated inflation increased volatility across all asset classes as central banks increased base rates, equity markets declined, and credit spreads widened during this period. The Global Markets business maintained a generally short and defensive risk profile (i.e. positioned to gain as the market sells off) for most of 2022. VaR increased in Q4 2022 from an increase in funded, fair-value leverage loan exposure in Investment Banking. Risk taking remained within agreed risk appetite limits at all times in 2022.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing
The internal liquidity stress test measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12 month market-wide scenario

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 31 December 2022, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 31.12.22	As at 31.12.21
	£bn	£bn
Eligible liquidity buffer	295	285
Net stress outflows	(178)	(169)
Surplus	117	116

Liquidity coverage ratio	165%	168%

Net Stable Funding Ratio

The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (assets on balance sheet and certain off balance sheet exposures). The NSFR (average of last four quarter ends) as at 31 December 2022 was 137%, which was a surplus above requirements of £155bn.

Net Stable Funding Ratio1	As at31.12.22
£bn
Total Available Stable Funding	576
Total Required Stable Funding	421
Surplus	155

Net Stable Funding Ratio	137%

1	Represents average of the last four spot quarter end positions.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2022	2021
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	248	—	—	—	248	263	245

Government bonds3
AAA to AA-	—	21	10	—	31	39	26
A+ to A-	—	1	2	—	3	3	2
BBB+ to BBB-	—	—	—	—	—	—	—
Total government bonds	—	22	12	—	34	42	28

Other
Government Guaranteed Issuers, PSEs and GSEs	—	5	1	—	6	6	6
International Organisations and MDBs	—	2	—	—	2	2	5
Covered bonds	—	2	2	—	4	5	6
Other	—	—	—	1	1	—	1
Total other	—	9	3	1	13	13	18

Total as at 31 December 2022	248	31	15	1	295	318
Total as at 31 December 2021	243	37	3	2	285		291

1
The LCR eligible HQLA is adjusted for operational restrictions upon consolidation under Article 8 of the Liquidity Coverage Ratio section of the PRA rulebook (CRR) such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2021: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 79% (December 2021: over 82%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool increased to £318bn as at December 2022 (December 2021: £291bn) driven by continued deposit growth and an increase in wholesale funding, which were partly offset by an increase in business funding consumption and trapped liquidity within Barclays’ subsidiaries. During 2022, the month-end liquidity pool ranged from £309bn to £359bn (2021: £290bn to £337bn), and the month-end average balance was £331bn (2021: £303bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 31 December 2022, 60% (December 2021: 58%) of the liquidity pool was located in Barclays Bank PLC, 25% (December 2021: 30%) in Barclays Bank UK PLC and 9% (December 2021: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements or operational restrictions, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits and controls set by the respective entity Boards and independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding

	As at 31.12..22			As at 31.12.21
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	225	258	87	85
Barclays International	170	288	59	52
Head Office	4	—
Barclays Group	399	546	73	70

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 31 December 2022 are summarised below:

					Restated1
	As at 31.12.22	As at 31.12.21		As at 31.12.22	As at 31.12.21
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost2	385	358	Deposits at amortised cost	546	519
Group liquidity pool	318	291	<1 Year wholesale funding	73	67
			>1 Year wholesale funding	111	101
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	412	388	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	370	330
Derivative financial instruments	302	263	Derivative financial instruments	290	257
Other assets3	97	84	Other liabilities	55	40
			Equity	69	70
Total assets	1,514	1,384	Total liabilities and equity	1,514	1,384

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information. The contractual maturity profile of Senior unsecured (privately placed) has been restated to reflect the impact of the Over-issuance of Securities.

2	Adjusted for liquidity pool debt securities reported at amortised cost of £14bn (December 2021: £3bn).
3	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £184.0bn (December 2021: £167.5bn). In 2022, the Group issued £15.3bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £72.5bn (December 2021: £66.7bn1) matures in less than one year, representing 39% (December 2021: 40%1) of total wholesale funding outstanding. This includes £15.0bn (December 2021: £24.9bn1) related to term funding2.

Maturity profile of wholesale funding2,3

	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	—	0.2	1.7	1.9	5.8	5.6	8.3	4.5	18.0	44.1
Senior unsecured (privately placed)	—	—	—	0.2	0.2	0.1	—	—	—	1.0	1.3
Subordinated liabilities	—	—	—	—	—	1.0	—	1.6	—	7.0	9.6
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.3	17.7	12.8	11.0	41.8	1.5	0.6	0.1	—	—	44.0
Asset backed commercial paper	3.6	6.6	0.8	—	11.0	—	—	—	—	—	11.0
Senior unsecured (public benchmark)	—	—	—	—	—	1.0	—	—	—	—	1.0
Senior unsecured (privately placed)4	1.2	2.1	2.1	5.1	10.5	11.0	9.9	3.7	4.2	19.1	58.4
Asset backed securities	—	0.1	—	0.2	0.3	1.8	0.7	0.5	0.5	1.2	5.0
Subordinated liabilities	—	—	—	0.3	0.3	0.2	0.1	0.3	—	0.7	1.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	4.7	—	—	—	4.7	—	—	—	—	—	4.7
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.1	0.1
Covered Bonds	1.3	—	0.5	—	1.8	—	—	—	0.5	0.9	3.2
Total as at 31 December 2022	11.1	26.5	16.4	18.5	72.5	22.4	16.9	14.5	9.7	48.0	184.0
Of which secured	4.9	6.7	1.3	0.2	13.1	1.8	0.7	0.5	1.0	2.1	19.2
Of which unsecured	6.2	19.8	15.1	18.3	59.4	20.6	16.2	14.0	8.7	45.9	164.8

Total as at 31 December 20211	14.1	21.7	15.5	15.4	66.7	15.4	15.1	9.9	11.4	49.0	167.5
Of which secured	2.4	6.4	0.6	0.5	9.9	1.9	2.0	0.1	0.3	2.4	16.6
Of which unsecured	11.7	15.3	14.9	14.9	56.8	13.5	13.1	9.8	11.1	46.6	150.9

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information. The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the Over-issuance of Securities. Securities issued by BBPLC in excess of the maximum aggregate offering price registered under Barclays Bank PLC's 2019 F-3 and Barclays Bank PLC’s predecessor shelf registration statement on Form F-3 filed in 2018 (Predecessor Shelf) with a value of £6,997m have been classified as "on demand".

2
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

3
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

4	Includes structured notes of £48.4bn, of which £9.4bn matures within one year.

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 is 11.3% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.4% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 13 December 2021, the Financial Policy Committee (FPC) announced the re-introduction of a CCyB rate of 1% for UK exposures with effect from 13 December 2022. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.4% CCyB for the Group. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.

The Group’s updated Pillar 2A requirement as per the PRA’s Individual Capital requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.0%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.9bn and against the 0.2% CCLB was £2.3bn.

The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.5% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

Capital and RWAs

On 1 January 2022, the PRA’s implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default and loss given default estimation to ensure supervisory consistency and increase transparency of IRB models.

On 30 November 2022, the PRA published its consultation paper 'Implementation of the Basel 3.1 standards', which covers the remaining parts of the Basel III standards to be implemented in the UK. Changes are expected to come in to force from 1 January 2025, other than those areas subject to transitional provisions. Barclays currently expects the impact on RWAs on 1 January 2025 to be at the lower end of the prior 5-10% RWA inflation guidance. The PRA is currently consulting on the rule changes, and there will be a review of the Pillar 2A framework in 2024 which may offset some of the impact.

Leverage

From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Under the revised UK leverage ratio framework, central bank claims have been excluded from the UK leverage exposure measure where they are matched by qualifying liabilities (rather than deposits).

In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Impact of Over-issuance of Securities in the US

Basis of preparation

In March 2022, the Group became aware that Barclays Bank PLC had issued securities materially in excess of the amount it had registered with the SEC under Barclays Bank PLC’s 2019 F-3. Subsequently, the Group became aware that securities had also been issued in excess of the amount it had registered with the SEC under the Predecessor Shelf. The securities issued in excess of the registered amount included structured products and exchange traded notes. As these securities were not issued in compliance with the Securities Act, a right of rescission arose for certain purchasers of the securities. A portion of the costs associated with the right of rescission was attributable to the financial statements for the year ended 31 December 2021, resulting in the restatement of the 2021 figures in the disclosures below.

Prior to the restatement, litigation and conduct charges in the income statement in relation to 2021 were underreported by £220m (pre-tax). This resulted in a CET1 capital decrease of £170m from £47,497m to £47,327m. Both the transitional and fully loaded CET1 ratios remained unchanged at 15.1% and 14.7% respectively. The T1 ratio moved from 19.2% to 19.1% and the total capital ratio moved from 22.3% to 22.2%.

The leverage exposure increased £1.9bn to recognise on a regulatory basis, the potential commitment relating to the rescission offer. This resulted in the UK leverage ratio moving from 5.3% to 5.2% whilst the average UK leverage ratio remained unchanged at 4.9%.

Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities.

			Restated1
Capital ratios2,3	As at 31.12.22	As at 30.09.22	As at 31.12.21
CET1	13.9%	13.8%	15.1%
T1	17.9%	17.6%	19.1%
Total regulatory capital	20.8%	20.3%	22.2%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,292	67,034	69,052
Less: other equity instruments (recognised as AT1 capital)	(13,284)	(13,270)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(787)	(494)	(666)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(9)	—
Adjustment to retained earnings for foreseeable other equity coupons	(37)	(82)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,726)	(1,850)	(1,585)
Goodwill and intangible assets	(8,224)	(8,356)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,500)	(1,034)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	7,237	9,451	852
Excess of expected losses over impairment	(119)	(7)	—
Gains or losses on liabilities at fair value resulting from own credit	(620)	(773)	892
Defined benefit pension fund assets	(3,430)	(3,162)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	700	759	1,229
Other regulatory adjustments	396	387	345
CET1 capital	46,878	48,574	47,327

AT1 capital
Capital instruments and related share premium accounts	13,284	13,270	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	—	—	637
Other regulatory adjustments and deductions	(60)	(60)	(80)
AT1 capital	13,224	13,210	12,816

T1 capital	60,102	61,784	60,143

T2 capital
Capital instruments and related share premium accounts	9,000	8,524	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,095	1,176	1,113
Credit risk adjustments (excess of impairment over expected losses)	35	—	73
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	70,072	71,324	69,882

Total RWAs	336,518	350,774	314,136

1
Capital metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 for more information. The transitional CET1 ratio remains unchanged at 15.1%.

2
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.

3
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.7%, with £46.2bn of CET1 capital and £336.3bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Movement in CET1 capital	Three months ended 31.12.22	Twelve months ended 31.12.22
	£m	£m
Opening CET1 capital1	48,574	47,327

Profit for the period attributable to equity holders	1,321	5,928
Own credit relating to derivative liabilities	90	(85)
Ordinary share dividends paid and foreseen	(293)	(1,149)
Purchased and foreseeable share repurchase	—	(1,500)
Other equity coupons paid and foreseen	(240)	(910)
Increase in retained regulatory capital generated from earnings	878	2,284

Net impact of share schemes	99	108
Fair value through other comprehensive income reserve	(26)	(1,277)
Currency translation reserve	(1,401)	2,032
Other reserves	(4)	138
(Decrease)/increase in other qualifying reserves	(1,332)	1,001

Pension remeasurements within reserves	(606)	(281)
Defined benefit pension fund asset deduction	(268)	(811)
Net impact of pensions	(874)	(1,092)

Additional value adjustments (PVA)	124	(141)
Goodwill and intangible assets	132	(1,420)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(466)	(472)
Excess of expected loss over impairment	(112)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	—	30
Adjustment under IFRS 9 transitional arrangements	(59)	(529)
Other regulatory adjustments	13	9
(Decrease) in regulatory capital due to adjustments and deductions	(368)	(2,642)

Closing CET1 capital	46,878	46,878

1	Opening balance as at 1 January 2022 has been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 for more information

CET1 capital decreased £0.4bn to £46.9bn (December 2021: £47.3bn).

CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.

£5.9bn of capital generated from profit, after absorbing the £0.6bn net of tax impact of the Over-issuance of Securities, was partially offset by distributions of £3.5bn comprising:
●	£1.5bn of total buybacks including the £1bn buyback announced with FY21 results and the £0.5bn buyback announced with H122 results
●	£1.1bn of ordinary share dividends paid and foreseen reflecting the £0.4bn half year 2022 dividend paid and a £0.8bn accrual towards a full year 2022 dividend
●	£0.9bn of equity coupons paid and foreseen
Other significant movements in the period were:
●	£1.3bn reduction from decreases in the fair value of the bond portfolio through other comprehensive income
●	£2.0bn increase in the currency translation reserve driven by the appreciation of period end USD against GBP
●
£1.1bn decrease due to the net impact of pensions primarily as a result of the accelerated cash settlement to the UKRF of earlier deficit reduction contributions as well as deficit reduction payments made in 2022

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

As at 30.09.22
Barclays UK	6,487	55,121	246	—	—	84	256	—	11,047	73,241
Corporate and Investment Bank	38,886	75,561	20,115	24,735	446	3,111	15,596	26,879	25,296	230,625
Consumer, Cards and Payments	28,180	3,597	279	35	—	69	—	104	6,424	38,688
Barclays International	67,066	79,158	20,394	24,770	446	3,180	15,596	26,983	31,720	269,313
Head Office	2,785	6,431	—	—	—	—	—	—	(996)	8,220
Barclays Group	76,338	140,710	20,640	24,770	446	3,264	15,852	26,983	41,771	350,774

As at 31.12.21
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136
Book size	15,371	(3,254)	(9,707)	2,068	4,478
Acquisitions and disposals	(1,187)	—	—	—	(1,187)
Book quality	(2,236)	1,320	—	—	(916)
Model updates	—	—	—	—	—
Methodology and policy	2,961	2,952	—	—	5,913
Foreign exchange movements1	9,019	3,305	1,770	—	14,094
Total RWA movements	23,928	4,323	(7,937)	2,068	22,382
Closing RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £22.4bn to £336.5bn (December 2021: £314.1bn)

Credit risk RWAs increased £23.9bn:
●	A £15.4bn increase in book size primarily driven by an increase in lending activities across CIB, CC&P and growth in mortgages within Barclays UK
●	A £1.2bn decrease in acquisitions and disposals primarily driven by the disposal of Barclays' equity stake in Absa, offset by Gap portfolio acquisition
●	A £2.2bn decrease in RWAs due to book quality primarily driven by the benefit in mortgages from an increase in the HPI, partially offset by movements in risk parameters primarily within Barclays UK
●
A £3.0bn increase in methodology and policy primarily as a result of regulatory changes relating to implementation of IRB roadmap changes, partially offset by the reversal of the software intangibles benefit

●	A £9.0bn increase in FX primarily due to appreciation of USD against GBP
Counterparty Credit risk RWAs increased £4.3bn:
●	A £3.3bn decrease in book size primarily driven by derivative mark-to-market movements
●	A £1.3bn increase in RWAs due to book quality primarily driven by movements in risk parameters within CIB
●	A £3.0bn increase in methodology and policy as a result of regulatory changes relating to the introduction of SA-CCR
●	A £3.3bn increase in FX primarily due to appreciation of USD against GBP
Market risk RWAs decreased £7.9bn:
●
A £9.7bn decrease in book size primarily driven by a £6.7bn in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition, a £2.3bn decrease due to client and trading activities and a £0.7bn reduction in Structural FX

●	A £1.8bn increase in FX primarily due to appreciation of USD against GBP
Operational risk RWAs increased £2.1bn:
●	A £2.1bn increase in book size primarily driven by the inclusion of higher 2022 CIB income compared to 2019

			Restated1
Leverage ratios2,3	As at 31.12.22	As at 30.09.22	As at 31.12.21
	£m	£m	£m
Average UK leverage ratio	4.8%	4.8%	4.9%
Average T1 capital	60,865	60,651	59,739
Average UK leverage exposure	1,280,972	1,259,648	1,229,041

UK leverage ratio	5.3%	5.0%	5.2%

CET1 capital	46,878	48,574	47,327
AT1 capital	13,224	13,210	12,179
T1 capital	60,102	61,784	59,506

UK leverage exposure	1,129,973	1,232,105	1,137,904

UK leverage exposure
Accounting assets
Derivative financial instruments	302,380	416,908	262,572
Derivative cash collateral	69,048	90,948	58,177
Securities financing transactions (SFTs)	189,637	224,978	170,853
Loans and advances and other assets	952,634	994,065	892,683
Total IFRS assets	1,513,699	1,726,899	1,384,285

Regulatory consolidation adjustments	(8,278)	(6,598)	(3,665)

Derivatives adjustments
Derivatives netting	(256,309)	(347,999)	(236,881)
Adjustments to collateral	(52,715)	(76,083)	(50,929)
Net written credit protection	16,190	26,838	15,509
Potential future exposure (PFE) on derivatives	84,168	84,597	137,291
Total derivatives adjustments	(208,666)	(312,647)	(135,010)

SFTs adjustments	24,203	30,477	24,544

Regulatory deductions and other adjustments	(21,447)	(21,582)	(20,219)

Weighted off-balance sheet commitments	124,169	135,222	115,047

Qualifying central bank claims	(272,321)	(267,792)	(210,134)

Settlement netting	(21,386)	(51,874)	(16,944)

UK leverage exposure	1,129,973	1,232,105	1,137,904

1	Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 for further details.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3
Fully loaded average UK leverage ratio was 4.7%, with £60.1bn of T1 capital and £1,280.2bn of leverage exposure. Fully loaded UK leverage ratio was 5.3%, with £59.4bn of T1 capital and £1,129.3bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio increased to 5.3% (December 2021: 5.2%) primarily due to a £7.9bn decrease in the leverage exposure and a £0.6bn increase in Tier 1 capital. The UK leverage exposure decreased to £1,130.0bn (December 2021: £1,137.9bn) largely due to the following movements:

●	£53.1bn decrease in PFE on derivatives largely driven by increased netting eligibility due to the introduction of SA-CCR
●
£42.0bn decrease in cash at central banks net of the qualifying central bank claims exemption primarily due to the matching of allowable liabilities rather than deposits introduced under the UK leverage ratio framework and a decrease in Swiss Franc cash assets

●	£33.0bn increase in loans and advances and other assets (excluding cash and settlement balances which are subject to regulatory exemptions) primarily due to increased lending
●
£29.5bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by market volatility, increased activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR

●	£18.4bn increase in SFTs primarily driven by increased reverse repurchase activity in CIB

The average UK leverage ratio decreased to 4.8% (December 2021: 4.9%) due to a £51.9bn increase in average leverage exposure partially offset by a £1.1bn increase in average T1 capital. The average UK leverage exposure increased to £1,281.0bn (December 2021: £1,229.0bn) mainly driven by increased activity during the year that was partially offset by the impact of regulatory changes that came into effect from 1 January 2022 under the UK leverage ratio framework.

MREL
MREL requirements including buffers1,2,3,4	Total requirement (£m) based on			Requirement as a percentage of:
			Restated1			Restated1
	As at 31.12.22	As at 30.09.22	As at 31.12.21	As at 31.12.22	As at 30.09.22	As at 31.12.21
Requirement based on RWAs (minimum requirement)	97,387	99,596	77,302	28.9%	28.4%	24.6%
Requirement based on UK leverage exposure4	91,213	97,243	93,975	8.1%	7.9%	6.9%

						Restated1
Own funds and eligible liabilities1,3				As at 31.12.22	As at 30.09.22	As at 31.12.21
				£m	£m	£m
CET1 capital				46,878	48,574	47,327
AT1 capital instruments and related share premium accounts5				13,224	13,210	12,179
T2 capital instruments and related share premium accounts5				8,875	8,364	8,626
Eligible liabilities				43,851	41,744	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities				112,828	111,892	108,021

Total RWAs				336,518	350,774	314,136
Total UK leverage exposure4				1,129,973	1,232,105	1,356,191

						Restated1
Own funds and eligible liabilities ratios as a percentage of:1				As at 31.12.22	As at 30.09.22	As at 31.12.21
Total RWAs				33.5%	31.9%	34.4%
Total UK leverage exposure4				10.0%	9.1%	8.0%

As at 31 December 2022, Barclays PLC (the Parent company) held £112.8bn of own funds and eligible liabilities equating to 33.5% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £97.4bn of own funds and eligible liabilities equating to 28.9% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

1	Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 for further details.
2	Minimum requirement excludes the confidential institution-specific PRA buffer.
3	CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II including IFRS 9 transitional arrangements.
4	As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
5	Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £125m (December 2021: £87m).

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 64 to 68), which have been prepared in accordance with (a) UK-adopted international accounting standards; and (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2022; and

●
to the best of their knowledge, the management information (set out on pages 1 to 62) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2022.

Signed on 14 February 2023 on behalf of the Board by

C.S. Venkatakrishnan	Anna Cross
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C.S. Venkatakrishnan	Mike Ashley
	Anna Cross	Robert Berry
Tim Breedon CBE
Mohamed A. El-Erian
Dawn Fitzpatrick
Mary Francis CBE
Crawford Gillies
Brian Gilvary
Marc Moses
Diane Schueneman
Julia Wilson

Condensed Consolidated Financial Statements

Condensed consolidated income statement
			Restated2
	Notes1	Year ended 31.12.22	Year ended 31.12.21
		£m	£m
Interest and similar income		19,096	11,240
Interest and similar expense		(8,524)	(3,167)
Net interest income		10,572	8,073
Fee and commission income		9,637	9,880
Fee and commission expense		(3,038)	(2,206)
Net fee and commission income		6,599	7,674
Net trading income		8,049	5,794
Net investment income		(434)	311
Other income		170	88
Total income		24,956	21,940

Staff costs		(9,252)	(8,511)
Infrastructure, administration and general expenses		(5,881)	(5,751)
Litigation and conduct		(1,597)	(397)
Operating expenses		(16,730)	(14,659)

Share of post-tax results of associates and joint ventures		6	260
Profit before impairment		8,232	7,541
Credit impairment (charges)/releases		(1,220)	653
Profit before tax		7,012	8,194
Tax charge	2	(1,039)	(1,138)
Profit after tax		5,973	7,056

Attributable to:
Equity holders of the parent		5,023	6,205
Other equity instrument holders		905	804
Total equity holders of the parent		5,928	7,009
Non-controlling interests	3	45	47
Profit after tax		5,973	7,056

Earnings per share		p	p
Basic earnings per ordinary share	4	30.8	36.5
Diluted earnings per ordinary share	4	29.8	35.6

1	For Notes to the Financial Statements see pages 69 to 76.
2	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

Condensed consolidated statement of comprehensive income
			Restated2
		Year ended 31.12.22	Year ended 31.12.21
	Notes1	£m	£m
Profit after tax		5,973	7,056

Other comprehensive income/(loss) that may be recycled to profit or loss:3
Currency translation reserve	12	2,032	(131)
Fair value through other comprehensive income reserve	12	(1,421)	(429)
Cash flow hedging reserve	12	(6,382)	(2,428)
Other comprehensive loss that may be recycled to profit		(5,771)	(2,988)

Other comprehensive income/(loss) not recycled to profit or loss:3
Retirement benefit remeasurements	9	(281)	643
Fair value through other comprehensive income reserve	12	228	141
Own credit	12	1,463	(14)
Other comprehensive income not recycled to profit		1,410	770

Other comprehensive loss for the period		(4,361)	(2,218)

Total comprehensive income for the period		1,612	4,838

Attributable to:
Equity holders of the parent		1,567	4,791
Non-controlling interests		45	47
Total comprehensive income for the period		1,612	4,838

1	For Notes to the Financial Statements see pages 69 to 76.
2	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.
3	Reported net of tax.

Condensed consolidated balance sheet
			Restated2
		As at 31.12.22	As at 31.12.21
Assets	Notes1	£m	£m
Cash and balances at central banks		256,351	238,574
Cash collateral and settlement balances		112,597	92,542
Loans and advances at amortised cost		398,779	361,451
Reverse repurchase agreements and other similar secured lending		776	3,227
Trading portfolio assets		133,813	147,035
Financial assets at fair value through the income statement		213,568	191,972
Derivative financial instruments		302,380	262,572
Financial assets at fair value through other comprehensive income		65,062	61,753
Investments in associates and joint ventures		922	999
Goodwill and intangible assets		8,239	8,061
Property, plant and equipment		3,616	3,555
Current tax assets		385	261
Deferred tax assets	2	6,991	4,619
Retirement benefit assets	9	4,743	3,879
Other assets		5,477	3,785
Total assets		1,513,699	1,384,285

Liabilities
Deposits at amortised cost		545,782	519,433
Cash collateral and settlement balances		96,927	79,371
Repurchase agreements and other similar secured borrowing		27,052	28,352
Debt securities in issue		112,881	98,867
Subordinated Liabilities	7	11,423	12,759
Trading portfolio liabilities		72,924	54,169
Financial liabilities designated at fair value		271,637	250,960
Derivative financial instruments		289,620	256,883
Current tax liabilities		580	689
Deferred tax liabilities	2	16	37
Retirement benefit liabilities	9	264	311
Other liabilities		13,789	10,505
Provisions	8	1,544	1,908
Total liabilities		1,444,439	1,314,244

Equity
Called up share capital and share premium	10	4,373	4,536
Other reserves	12	(2,192)	1,770
Retained earnings		52,827	50,487
Shareholders' equity attributable to ordinary shareholders of the parent		55,008	56,793
Other equity instruments	11	13,284	12,259
Total equity excluding non-controlling interests		68,292	69,052
Non-controlling interests	3	968	989
Total equity		69,260	70,041

Total liabilities and equity		1,513,699	1,384,285

1	For Notes to the Financial Statements see pages 69 to 76.
2	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Restated1 Retained earnings	Restated1 Total	Non-controlling interests	Restated1 Total equity
Year ended 31.12.2022	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	905	—	5,023	5,928	45	5,973
Retirement benefit remeasurements	—	—	—	(281)	(281)	—	(281)
Other comprehensive profit after tax for the year	—	—	(4,080)	—	(4,080)	—	(4,080)
Total comprehensive income for the period	—	905	(4,080)	4,742	1,567	45	1,612
Employee share schemes and hedging thereof	70	—	—	476	546	—	546
Issue and redemption of other equity instruments	—	1,032	—	28	1,060	(20)	1,040
Other equity instruments coupon paid	—	(905)	—	—	(905)	—	(905)
Disposal of Absa holding	—	—	(84)	84	—	—	—
Vesting of employee share schemes	—	—	5	(485)	(480)	—	(480)
Dividends paid	—	—	—	(1,028)	(1,028)	(45)	(1,073)
Repurchase of shares	(233)	—	233	(1,508)	(1,508)	—	(1,508)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	(7)	—	(5)	(12)	(1)	(13)
Balance as at 31 December 2022	4,373	13,284	(2,192)	52,827	68,292	968	69,260

Year ended 31.12.2021
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	804	—	6,205	7,009	47	7,056
Retirement benefit remeasurements	—	—	—	643	643	—	643
Other comprehensive profit after tax for the year	—	—	(2,861)	—	(2,861)	—	(2,861)
Total comprehensive income for the period	—	804	(2,861)	6,848	4,791	47	4,838
Employee share schemes and hedging thereof	60	—	—	235	295	—	295
Issue and redemption of other equity instruments	—	1,078	—	6	1,084	(75)	1,009
Other equity instruments coupon paid	—	(804)	—	—	(804)	—	(804)
Vesting of employee share schemes	—	—	1	(410)	(409)	—	(409)
Dividends paid	—	—	—	(512)	(512)	(44)	(556)
Repurchase of shares	(161)	—	161	(1,200)	(1,200)	—	(1,200)
Other movements	—	9	8	(7)	10	(24)	(14)
Balance as at 31 December 2021	4,536	12,259	1,770	50,487	69,052	989	70,041

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

Condensed consolidated cash flow statement
		Restated1
	Year ended 31.12.22	Year ended 31.12.21
	£m	£m
Profit before tax	7,012	8,194
Adjustment for non-cash items	(8,514)	5,023
Net increase in loans and advances at amortised cost	(24,949)	(10,728)
Net increase in deposits at amortised cost	26,349	38,397
Net increase in debt securities in issue	9,210	18,131
Changes in other operating assets and liabilities	21,811	(8,763)
Corporate income tax paid	(688)	(1,335)
Net cash from operating activities	30,231	48,919
Net cash from investing activities	(21,673)	4,270
Net cash from financing activities	696	107
Effect of exchange rates on cash and cash equivalents	10,330	(4,232)
Net increase in cash and cash equivalents	19,584	49,064
Cash and cash equivalents at beginning of the period	259,206	210,142
Cash and cash equivalents at end of the period	278,790	259,206

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

Financial Statement Notes

1.  Basis of preparation

Restatement of financial statements

The comparatives in these condensed consolidated financial statements for the year ended 31 December 2022 (the financial statements) have been restated to reflect both a provision and contingent liability disclosure in respect of the impact of an over-issuance of securities (the Over-issuance of Securities) in excess of the maximum aggregate offering price registered under Barclays Bank PLC’s shelf registration statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3) and Barclays Bank PLC’s Predecessor Shelf.

Due to an SEC settlement order in 2017, at the time the 2019 F-3 was filed and the Predecessor Shelf was amended, Barclays Bank PLC had ceased to be a “well-known seasoned issuer” (or WKSI) and had become an “ineligible issuer”, as defined in Rule 405 under the Securities Act of 1933, as amended (Securities Act), thus being required to register upfront a fixed amount of securities with the SEC.

In March 2022, Barclays Bank PLC became aware that it had issued securities in the US materially in excess of the amount it had registered with the SEC under the 2019 F-3. Subsequently, Barclays Bank PLC became aware that securities had also been issued in excess of the amount it had registered with the SEC under the Predecessor Shelf. The securities that were issued in this period included structured notes and exchange traded notes (ETNs). Certain offers and sales of these securities were not made in compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the securities. Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser sold the securities at a loss (the Rescission Price). As a result, Barclays Bank PLC made a rescission offer to eligible purchasers of the relevant affected securities at the Rescission Price (the Rescission Offer).

A portion of the costs associated with the rights of rescission of certain investors was attributable to Barclays PLC’s financial statements for the year ended 31 December 2021. Accordingly, the comparatives in these financial statements have been restated. The restatement impacts the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, and the consolidated cash flow statement for the year ended 31 December 2021, as well as quarterly financial information that is presented within this document.

The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

Impact on the condensed consolidated income statement	As reported	Restatement	As restated
Year ended 31.12.21	£m	£m	£m
Litigation and conduct	(177)	(220)	(397)
Operating expenses	(14,439)	(220)	(14,659)
Profit before tax	8,414	(220)	8,194
Taxation	(1,188)	50	(1,138)
Profit after tax	7,226	(170)	7,056

Impact on the condensed consolidated statement of comprehensive income
Year ended 31.12.21	£m	£m	£m
Profit after tax	7,226	(170)	7,056
Total comprehensive income for the period	5,008	(170)	4,838

Impact on the condensed consolidated cash flow statement
Year ended 31.12.21	£m	£m	£m
Profit before tax	8,414	(220)	8,194
Adjustment for non-cash items	4,803	220	5,023

Impact on the condensed consolidated balance sheet
As at 31.12.21	£m	£m	£m
Current tax liabilities	739	(50)	689
Provisions	1,688	220	1,908
Total liabilities	1,314,074	170	1,314,244

Retained earnings	50,657	(170)	50,487
Total equity	70,211	(170)	70,041

2.  Tax

The tax charge for 2022 was £1,039m (restated1 2021: £1,138m), representing an effective tax rate (ETR) of 14.8% (restated1 2021: 13.9%). The ETR for 2022 includes a charge recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 to reduce the UK banking surcharge rate being from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 9.9%, reflecting the impact of tax benefits arising in the current year, primarily arising from tax relief related to government bonds linked to the high prevailing rate of inflation in 2022, as well as beneficial adjustments in respect of prior years. Included in the 2022 tax charge is a credit of £244m (2021: £212m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes. The 2021 ETR included a benefit recognised for the re-measurement of the Group’s UK DTAs as a result of the enactment of legislation to increase the UK Corporation Tax rate to 25% effective from 1 April 2023.

The re-measurement of UK DTAs has resulted in the Group's DTAs decreasing by £318m with a tax charge in the income statement of £346m and a tax credit within other comprehensive income of £28m.

In its Autumn Statement held in November 2022, the UK Government confirmed that, as currently enacted, the banking surcharge rate will be reduced from 8% to 3% from 1 April 2023. UK deferred tax assets as at 31 December 2022 are measured at this rate, having been remeasured when the 3% rate was substantively enacted in 2022. The statutory tax rate applicable to banks' UK profits will therefore be 28% (comprising a rate of 25% for Corporation Tax and of 3% for banking surcharge)from 1 April 2023.

The OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15% and the OECD issued model rules in 2021. During 2022 further OECD guidance has been released and draft legislation to implement the global minimum tax regime has been published by the UK Government. The UK Government has stated that it intends to enact legislation in 2023 to apply for accounting periods beginning on or after 31 December 2023. The Group has reviewed the published OECD model rules and further guidance along with the draft UK legislation and has been assessing the expected impact ahead of the implementation of the new regime. The Group will review further guidance as well as new legislation expected to be released by governments implementing this new tax regime and continue to assess the potential impact.

In the USA, the Inflation Reduction Act was enacted in August 2022. The Act does not include changes to the US corporate income tax rate or to US international tax provisions included in the previously proposed Build Back Better Act but does introduce a corporate alternative minimum tax on adjusted financial statements income, effective from 1 January 2023. Further regulations and guidance are expected to be published in 2023, however the Group’s preliminary view is that the alternative minimum tax is not expected to materially increase the Group’s effective tax rate. The Group will review future guidance when it is published and continue to monitor other legislative developments and assess the potential impact.

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

	As at 31.12.22	As at 31.12.21
Deferred tax assets and liabilities	£m	£m
UK	4,925	2,183
USA	1,576	2,006
Other territories	490	430
Deferred tax assets	6,991	4,619
Deferred tax liabilities	(16)	(37)

Analysis of deferred tax assets
Temporary differences	5,345	3,399
Tax losses	1,646	1,220
Deferred tax assets	6,991	4,619

3. Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended 31.12.22	Year ended 31.12.21	As at 31.12.22	As at 31.12.21
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	31	27	529	529
- Upper T2 instruments	14	17	438	458
Other non-controlling interests	—	3	1	2
Total	45	47	968	989

4. Earnings per share

		Restated1
	Year ended 31.12.22	Year ended 31.12.21
	£m	£m
Profit attributable to ordinary equity holders of the parent	5,023	6,205

	m	m
Basic weighted average number of shares in issue	16,333	16,985
Number of potential ordinary shares	534	435
Diluted weighted average number of shares	16,867	17,420

	p	p
Basic earnings per ordinary share	30.8	36.5
Diluted earnings per ordinary share	29.8	35.6

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

5.
Dividends on ordinary shares

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2022 full year dividend of 5.0p per ordinary share will be paid on 31 March 2023 to the shareholders on the Share Registrar on 24 February 2023. A half year dividend for 2022 of 2.25p (H121: 2.0p) per ordinary share was paid on 16 September 2022.

	Year ended 31.12.22		Year ended 31.12.21
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	4.00	664	1.00	173
Interim dividend paid during the period	2.25	364	2.00	339
Total dividend	6.25	1,028	3.00	512

The Directors have confirmed their intention initiate a share buyback of up to £0.5bn after the balance sheet date. The share buyback is expected to commence in the first quarter of 2023. The financial statements for the year ended 31 December 2022 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

6.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2022 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.22	£m	£m	£m	£m
Trading portfolio assets	62,478	64,855	6,480	133,813
Financial assets at fair value through the income statement	5,720	198,723	9,125	213,568
Derivative financial instruments	10,054	287,152	5,174	302,380
Financial assets at fair value through other comprehensive income	20,704	44,347	11	65,062
Investment property	—	—	5	5
Total assets	98,956	595,077	20,795	714,828

Trading portfolio liabilities	(44,128)	(28,740)	(56)	(72,924)
Financial liabilities designated at fair value	(133)	(270,454)	(1,050)	(271,637)
Derivative financial instruments	(10,823)	(272,434)	(6,363)	(289,620)
Total liabilities	(55,084)	(571,628)	(7,469)	(634,181)

As at 31.12.21
Trading portfolio assets	80,926	63,828	2,281	147,035
Financial assets at fair value through the income statement	5,093	177,167	9,712	191,972
Derivative financial instruments	6,150	252,412	4,010	262,572
Financial assets at fair value through other comprehensive income	22,009	39,706	38	61,753
Investment property	—	—	7	7
Total assets	114,178	533,113	16,048	663,339

Trading portfolio liabilities	(27,529)	(26,613)	(27)	(54,169)
Financial liabilities designated at fair value	(174)	(250,376)	(410)	(250,960)
Derivative financial instruments	(6,571)	(244,253)	(6,059)	(256,883)
Total liabilities	(34,274)	(521,242)	(6,496)	(562,012)

7.
Subordinated liabilities

	Year ended 31.12.22	Year ended 31.12.21
	£m	£m
Opening balance as at 1 January	12,759	16,341
Issuances	1,477	1,890
Redemptions	(2,679)	(4,807)
Other	(134)	(665)
Closing balance	11,423	12,759

Issuances of £1,477m comprise £1,000m GBP 8.407% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC and £317m USD Floating Rate Notes, £89m ZAR Floating Rate Notes, £42m EUR Floating Rate Notes and £29m JPY Floating Rate Notes issued externally by Barclays subsidiaries.

Redemptions of £2,679m comprise £2,349m notes issued externally by Barclays Bank PLC, £175m USD Floating Rate Notes, £88m USD Fixed Rate Notes issued externally by Barclays subsidiaries and £67m GBP Undated Subordinated Loan Notes (secured) issued externally by a Barclays securitisation special purpose vehicle (SPV). £2,349m notes issued externally by Barclays Bank PLC comprise £1,275m USD 7.625% Fixed Rate Contingent Capital Notes, £838m EUR 6.625% Fixed Rate Subordinated Notes, £147m USD 6.86% Callable Perpetual Core Tier One Notes, £42m EUR Subordinated Floating Rate Notes, £35m GBP 5.330% Step-up Callable Perpetual Reserve Capital Instruments and £12m GBP 6% Callable Perpetual Core Tier One Notes.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

8.
Provisions

		Restated1
	As at 31.12.22	As at 31.12.21
	£m	£m
Customer redress	378	530
Legal, competition and regulatory matters	159	226
Redundancy and restructuring	136	326
Undrawn contractually committed facilities and guarantees	583	542
Onerous contracts	—	5
Sundry provisions	288	279
Total	1,544	1,908

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 69 for more information.

9.
Retirement benefits

As at 31 December 2022, the Group’s IAS 19 net pension surplus across all schemes was £4.5bn (December 2021: £3.6bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net pension surplus of £4.7bn (December 2021: £3.8bn). The movement for the UKRF was driven by payment of £294m deficit reduction contributions and the unwind of senior fixed rate notes (covered below), partially offset by higher than expected inflation.

UKRF funding valuations

The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2022 has been completed. The valuation showed a funding surplus of £2bn and a funding level of 108% (2021 update: £0.6bn surplus, funding level 102%). The improvement was mainly due to £294m deficit reduction contributions, changes to views on life expectancy, and inflationary returns on assets relative to liabilities being better than expected.

As the UKRF has a funding surplus the 2023 deficit reduction contribution (£286m), agreed as part of the 2019 triennial actuarial valuation, is no longer required, and no recovery plan is needed.

During 2019 and 2020, the UKRF subscribed for non-transferable listed senior fixed rate notes for £1.25bn issued by entities consolidated within the Group under IFRS 10. As a result of these transactions, the CET1 impact of the 2019 and 2020 deficit contributions was deferred until 2023, 2024 and 2025 upon maturity of the notes. Barclays unwound these transactions in December 2022. This resulted in a c.30bps reduction to the CET1 ratio being accelerated to Q4 2022 from 2023, 2024 and 2025.

10.
Called up share capital

	Ordinary share capital	Share premium	Total share capital and share premium
Year ended 31.12.22	£m	£m	£m
Opening balance as at 1 January	4,188	348	4,536
Issue of shares under employee share schemes	13	57	70
Repurchase of shares	(233)	—	(233)
Closing balance	3,968	405	4,373

Called up share capital comprises 15,871m (December 2021: 16,752m) ordinary shares of 25p each. The decrease is mainly due to the repurchase of 931m shares as part of the share buybacks conducted in 2022, partially offset by an increase due to the issuance of shares under employee share schemes.

11.
Other equity instruments

	Year ended 31.12.22	Year ended 31.12.21
	£m	£m
Opening balance as at 1 January	12,259	11,172
Issuances	3,158	1,078
Redemptions	(2,126)	—
Securities held by the Group	(7)	9
Closing balance	13,284	12,259

Other equity instruments of £13,284m (December 2021: £12,259m) comprise AT1 securities issued by Barclays PLC. There were three issuances and two redemptions in the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

12.
Other reserves

	As at 31.12.22	As at 31.12.21
	£m	£m
Currency translation reserve	4,772	2,740
Fair value through other comprehensive income reserve	(1,560)	(283)
Cash flow hedging reserve	(7,235)	(853)
Own credit reserve	467	(960)
Other reserves and treasury shares	1,364	1,126
Total	(2,192)	1,770

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2022, there was a credit balance of £4,772m (December 2021: £2,740m credit) in the currency translation reserve. The £2,032m credit movement principally reflects the weakening of GBP against USD during the period.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

As at 31 December 2022, there was a debit balance of £1,560m (December 2021: £283m debit) in the reserve. The movement in the year of £1,277m is principally driven by a loss of £1,836m from the decrease in fair value of bonds(net of hedges) due to increasing bond yields, a net loss of £111m transferred to the income statement, gains of £84m transferred to retained earnings on sale of 14.90% equity stake in Absa Group Limited offset by a tax credit of £523m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2022, there was a debit balance of £7,235m (December 2021: £853m debit) in the cash flow hedging reserve. The decrease of £6,382m principally reflects a £9,052m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased. This is partially offset by a tax credit of £2,331m and £339m of losses transferred to the income statement.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 31 December 2022, there was a credit balance of £467m (December 2021: £960m debit) in the own credit reserve. The movement of £1,427m principally reflects a £2,091m gain from the widening of Barclays’ funding spreads partially offset by a tax charge of £616m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 31 December 2022, there was a credit balance of £1,364m (December 2021: £1,126m credit) in other reserves and treasury shares. This is driven by an increase of £233m due to the repurchase of 931m shares as part of the share buybacks conducted in 2022 and a £5m movement in the treasury shares balance held in relation to employee share schemes.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 52.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 78 to 80.

Return on average allocated tangible equity
Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 78 to 81.

Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK bank levy.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 29.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 24.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 82.

Performance measures excluding the impact of the Over-issuance of Securities	Calculated by excluding the impact of the Over-issuance of Securities from performance measures. The components of the calculations have been included on page 79.
Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.22	£m	£bn	%
Barclays UK	1,877	10.0	18.7
Corporate and Investment Bank	3,364	32.8	10.2
Consumer, Cards and Payments	480	4.8	10.0
Barclays International	3,844	37.6	10.2
Head Office	(698)	0.7	n/m
Barclays Group	5,023	48.3	10.4

For the year ended 31.12.211
Barclays UK	1,756	10.0	17.6
Corporate and Investment Bank	4,032	28.3	14.3
Consumer, Cards and Payments	615	4.1	15.0
Barclays International	4,647	32.4	14.4
Head Office	(198)	5.0	n/m
Barclays Group	6,205	47.3	13.1

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

	Year ended 31.12.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,877	3,364	480	3,844	(698)	5,023

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	32.8	5.7	38.5	4.3	56.4
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible shareholders' equity	10.0	32.8	4.8	37.6	0.7	48.3

Return on average tangible shareholders' equity	18.7%	10.2%	10.0%	10.2%	n/m	10.4%

	Year ended 31.12.211
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,756	4,032	615	4,647	(198)	6,205

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	28.3	4.8	33.1	8.7	55.4
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.7)	(8.1)
Average tangible shareholders' equity	10.0	28.3	4.1	32.4	5.0	47.3

Return on average tangible shareholders' equity	17.6%	14.3%	15.0%	14.4%	n/m	13.1%

Performance measures excluding the impact of the Over-issuance of Securities

Corporate and Investment Bank
Attributable profit excluding the impact of the Over-issuance of Securities	Year ended 31.12.22 £m
Attributable profit	3,364
Post-tax impact of the Over-issuance of Securities	(552)
Attributable profit excluding the impact of the Over-issuance of Securities	3,916

Return on average allocated tangible equity	£bn
Average allocated tangible equity	32.8
The impact of the Over-issuance of Securities	0.3
Average allocated tangible equity adjusted for the impact of the Over-issuance of Securities	32.5

Return on average allocated tangible equity	10.2%
The impact of the Over-issuance of Securities	(1.8)%
Return on average allocated tangible equity excluding the impact of the Over-issuance of Securities	12.0%

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Barclays Group
Return on average tangible shareholders' equity	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,036	1,512	1,071	1,404	1,079	1,374	2,048	1,704

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	54.9	56.8	57.1	56.9	56.1	56.5	54.4	54.4
Average goodwill and intangibles	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)	(7.9)	(7.9)
Average tangible shareholders' equity	46.7	48.6	49.0	48.8	48.0	48.3	46.5	46.5

Return on average tangible shareholders' equity	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%

Barclays UK
Return on average allocated tangible equity	Q422	Q322	Q222	Q122	Q421	Q321	Q221	Q121
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	474	549	458	396	420	317	721	298

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.7	13.5	13.6	13.7	13.6	13.6	13.5	13.5
Average goodwill and intangibles	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.2	9.9	10.0	10.1	10.0	10.0	9.9	9.9

Return on average allocated tangible equity	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Barclays International
Return on average allocated tangible equity	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	625	1,136	783	1,300	818	1,191	1,207	1,431

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	39.9	40.1	38.2	36.0	33.8	32.7	33.0	32.8
Average goodwill and intangibles	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)
Average allocated tangible equity	38.9	39.1	37.3	35.1	32.9	31.8	32.4	32.3

Return on average allocated tangible equity	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%

Corporate and Investment Bank
Return on average allocated tangible equity	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	454	1,015	579	1,316	695	1,085	989	1,263

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	33.7	34.0	32.7	30.8	28.7	27.8	28.4	28.2
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	33.7	34.0	32.7	30.8	28.7	27.8	28.4	28.2

Return on average allocated tangible equity	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q422	Q322	Q222	Q122	Q421	Q321	Q221	Q121
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	171	121	204	(16)	123	106	218	168

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.2	6.1	5.5	5.2	5.1	4.9	4.6	4.6
Average goodwill and intangibles	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)
Average allocated tangible equity	5.2	5.1	4.6	4.3	4.2	4.0	4.0	4.1

Return on average allocated tangible equity	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Tangible net asset value per share	As at 31.12.22	Restated1 As at 31.12.21
	£m	£m
Total equity excluding non-controlling interests	68,292	69,052
Other equity instruments	(13,284)	(12,259)
Goodwill and intangibles	(8,239)	(8,061)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	46,769	48,732

	m	m
Shares in issue	15,871	16,752

	p	p
Tangible net asset value per share	295	291

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Notable Items
	Year ended 31.12.22		Three months ended 31.12.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	7,012	5,023	1,310	1,036
Net impact from the Over-issuance of Securities	(674)	(552)	—	—
Customer remediation costs on legacy loan portfolio	(282)	(228)	—	—
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	(165)	(165)	—	—
Other litigation and conduct	(184)	(167)	(79)	(70)
Re-measurement of UK DTAs	—	(346)	—	—
Excluding the impact of notable items	8,317	6,481	1,389	1,106

	Year ended 31.12.21		Three months ended 31.12.21
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory1	8,194	6,205	1,428	1,079
Net impact from the Over-issuance of Securities	(220)	(170)	(46)	(38)
Structural cost action - June 2021 real estate review	(266)	(203)	—	—
Other litigation and conduct	(177)	(136)	(46)	(29)
Re-measurement of UK DTAs	—	462	—	60
Excluding the impact of notable items	8,857	6,252	1,520	1,086

The Group’s management believes that the non-IFRS financial measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS financial measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 55 and Restatement of financial statements (Note 1) on page 69 for more information.

Shareholder Information

Results timetable1			Date
Ex-dividend date			23 February 2023
Dividend record date			24 February 2023
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate			10 March 2023
Dividend payment date			31 March 2023
Q1 2023 Results Announcement			27 April 2023

For qualifying US and Canadian resident ADR holders, the 2022 full year dividend of 5.0p per ordinary share becomes 20.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above

	Year ended	Year ended
Exchange rates2	31.12.22	31.12.21	% Change3
Period end - USD/GBP	1.21	1.35	(10)%
YTD average - USD/GBP	1.24	1.38	(10)%
3 month average - USD/GBP	1.17	1.35	(13)%
Period end - EUR/GBP	1.13	1.19	(5)%
YTD average - EUR/GBP	1.17	1.16	1%
3 month average - EUR/GBP	1.15	1.18	(3)%

Share price data
Barclays PLC (p)	158.52	187.00
Barclays PLC number of shares (m)	15,871	16,752

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0854
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.